Form 20-F
period 1999-12-31
CONSOLTEX INC/ CA
filed 2000-07-05
CIK 919008

CONSOLTEX INC.
                       (formerly Consoltex Group Inc.)











                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                                 FORM 20-F











                              CONSOLTEX INC.
                        8555, ROUTE TRANSCANADIENNE
                       SAINT-LAURENT, QUEBEC, CANADA
                                  H4S 1Z6

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

[    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE
        SECURITIES EXCHANGE ACT OF 1934
                              OR
[  X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
	 EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999

                             OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

         For the transition period from  to

         Commission file number:

                                CONSOLTEX INC.
              (formerly Groupe Consoltex Inc./Consoltex Group Inc.

            (Exact name of registrant as specified in its charter)

                             New Brunswick, CANADA

                (Jurisdiction of incorporation or organization)

      8555, route Transcanadienne, Saint-Laurent, Quebec, Canada  H4S 1Z6

                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

                                     NONE

                               (Title of Class)

Securities registered or to be registered pursuant to Section12(g) of the
Act:
                                     NONE

                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                11% Series B Senior Subordinated Notes due 2003

                               (Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

                                       Issued and Outstanding
          TITLE OF CLASS                AS OF THE DATE HEREOF

        Multiple Voting Shares                 3,140,000
        Subordinate Voting Shares             14,887,551

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes    X                 NO


Indicate by check mark which financial statement item the registrant has elected to follow.

                       Item 17   X               Item 18

TABLE OF CONTENTS

EXCHANGE RATE DATA................................................

PART I............................................................

ITEM 1. DESCRIPTION OF BUSINESS...................................
        General...................................................
        Development of the Business...............................
        Business Strategy.........................................
        Business Sectors..........................................
             Polypropylene Operations.............................
             Textile Operations...................................
        Product Development.......................................
           Marketing..............................................
        Raw Materials.............................................
        Equipment and Technology..................................
        Capital Expenditures......................................
        Employees.................................................
        Regulatory Environment....................................
        Environmental Regulation..................................

ITEM 2. DESCRIPTION OF PROPERTY...................................

ITEM 3. LEGAL PROCEEDINGS.........................................

ITEM 4. CONTROL OF REGISTRANT.....................................

ITEM 5. NATURE OF TRADING MARKET..................................

ITEM 6.EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
       HOLDERS....................................................

ITEM 7. TAXATION..................................................
        Canadian Taxation.........................................
        United States Taxation....................................
          Payment of Interest on the Series B Notes...............
          Sale, Exchange or Retirement of the Series B Notes......
          Market Discount.........................................
          Amortizable Bond Premium................................
          Backup Withholding......................................

ITEM 8. SELECTED CONSOLIDATED FINANCIAL INFORMATION...............

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS.................................
        Overview..................................................
        Performance by Sector.....................................
        Results of Operation - Comparison of years 1999 and 1998..
            Sales.................................................
            Textile Operations Sales..............................
            Polypropylene Operations Sales........................
       EBITDA.....................................................
          Textile Operations Sales................................
          Polypropylene Operations Sales..........................
      Foreign Exchange Gain or Loss...............................
      Financing Costs.............................................
      Income Taxes................................................
      Comparison of years 1998 and 1997...........................
          Sales...................................................
          Textile Operations Sales................................
          Polypropylene Operations Sales..........................
      EBITDA......................................................
          Textile Operations Sales................................
          Polypropylene Operations Sales..........................
        Foreign Exchange Loss.....................................
        Financing Costs...........................................
        Income Taxes..............................................
        Liquidity and Capital Resources...........................
        Capital Expenditures......................................
        Financing Activities......................................
        Risks and Uncertainties...................................
        North American Textile Industry...........................
        Raw Material Costs........................................
          Interest Rates and Exchange Rates.......................
          Year 2000 Issue.........................................
          Forward Looking Statements..............................

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.....................

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS...................
        Stock Option Plan.........................................
        Pension Benefits..........................................
        Management Incentive Plans................................
        Directors.................................................


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
         SUBSIDIARIES.............................................

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...........

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED...............

PART III..........................................................

ITEM 15. DEFAULTS UPON SENIOR SECURITIES..........................

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
         REGISTERED SECURITIES....................................

PART IV...........................................................

ITEM 17. FINANCIAL STATEMENTS.....................................

ITEM 18. FINANCIAL STATEMENTS.....................................

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS........................

SIGNATURES........................................................

CONSOLIDATED FINANCIAL STATEMENTS.................................

AUDITORS' REPORT..................................................

EXCHANGE RATE DATA

 .....Consoltex Inc. publishes its consolidated financial statements in
Canadian dollars. All amounts are expressed, unless otherwise specified, in Canadian dollars. Commencing with its consolidated financial statements for the first quarter of 2000, Consoltex Inc. will start publishing its Consolidated Financial Statements in United States dollars.

 .....The Company's primary currencies include the Canadian dollar, the
United States dollar and the Mexican peso.

 .....The Canadian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Canadian currency between Canada and the United States. The following table sets forth certain exchange rate information (expressed in terms of U.S. dollars per Canadian dollar)for the five years ended December 31, 1999. Such rates are the inverse of the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 21, 2000, the inverse of the Noon Buying Rate was US$0.6789=Cdn$1.00.


	                               Years ended December 31
                                    -----------------------
                           1995     1996     1997     1998     1999
Exchange rate at
end of period             0.7323    0.7296   0.6997   0.6534  0.6929

Average exchange rate
during period(1)          0.7307    0.7334   0.7233   0.6720   0.6712

Highest exchange rate
during period             0.7462    0.7526   0.7487   0.7067   0.6929

Lowest exchange rate
during period             0.7096    0.7212   0.6945   0.6378   0.6522

(1) Average of the exchange rate on the last day of each month during the applicable period.


 .....IN THIS REPORT ON FORM 20-F, UNLESS THE CONTEXT OTHERWISE REQUIRES,
THE "CORPORATION" REFERS TO CONSOLTEX INC. AND "CONSOLTEX" OR THE "COMPANY" REFERS TO CONSOLTEX INC. TOGETHER WITH ITS SUBSIDIARIES AND DIVISIONS AND THEIR RESPECTIVE PREDECESSORS.

                                  PART I

ITEM 1 -  DESCRIPTION OF BUSINESS


GENERAL

 .....Consoltex is a North American textile and packaging company.  Its activities are divided between the Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. Consoltex is vertically integrated, from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating and production of end products such as large bulk bags and small bags. It also conducts its own research and development and maintains its own sales and marketing network. Consoltex has 20 manufacturing plants and employs approximately 7,100 associates. Consoltex supplements production from its 20 manufacturing facilities with fabric converted in the United States as well as raw materials and fabric imported from Asia and Europe.

 .....The Polypropylene Operations includes LINQ Industrial Fabrics, Inc.
("LINQ") in South Carolina, Marino Technologies, Inc. ("Marino") in Florida, New Jersey, Illinois and Texas, Rafytek, S.A. de C.V. ("Rafytek"), Marino Technologies de Mexico, S.A. de C.V. ("Marino Mexico") and VeraPak, S.A.
de C.V. ("VeraPak")in Mexico and Rafytica, S.A. ("Rafytica") in Costa Rica. The Polypropylene Operations a) extrudes polypropylene yarn and weaves, finishes, and distributes polypropylene-based fabrics for flexible intermediate bulk containers ("FIBC"), agrotextiles, woven and non-woven geotextiles, primary carpet backing and cotton bale and fibre wrap and
b)manufactures end products such as FIBC bags for the chemical, agricultural and food industries and small bags for sugar, fertilizer, flour, animal feed, and other uses.

 .....The Textile Operations includes Consoltex Inc. in Canada, The Balson-
Hercules Group, Ltd. ("Balson-Hercules")in the United States and Royalton Mexicana, S.A. de C.V. ("Royalton") in Mexico. The Textile Operations manufactures, converts and imports a diverse range of man-made broad woven fabrics. In Canada it manufactures primarily polyester, polyester rayon, voile and nylon based fabrics in its Fashion, Home Furnishings, Outerwear and Industrial divisions. In the United States it operates as an importer and converter for its Craft Home Sewing, Apparel Linings, Seatex, and John King divisions of Balson-Hercules Group. Royalton Mexicana, S.A. de C.V. ("Royalton")in Mexico makes garments primarily for the United States and Mexican markets.

 .....The registered office of Consoltex Inc. is at 44 Chipman Hill, 10th
Floor, Saint John, New Brunswick, E2L 4S6 and its principal office is at 8555, route Transcanadienne, Saint-Laurent, Quebec, Canada, H4S 1Z6.

 .....The following chart sets forth the name and jurisdiction of incorporation of the material subsidiaries of the Corporation as of the date hereof, all of which are wholly owned.

                            [CHART OMITTED]

DEVELOPMENT OF THE BUSINESS

 .....Consoltex Inc. (formerly Consoltex Group Inc.) was incorporated under the Canada Business Corporations Act by Certificate of Incorporation dated September 16, 1992. By Certificate of Amendment dated December 17,1992, the existing authorized share capital of the Corporation consisting of an unlimited number of common shares was modified to (i) create an unlimited number of Multiple Voting Shares, without par value, an unlimited number of Subordinate Voting Shares, without par value, an unlimited number of First Preferred Shares, issuable in series, without par value and an unlimited number of Second Preferred Shares, issuable in series, without par value,
(ii)convert the 4,000,000 common shares then outstanding into 4,000,000 Multiple Voting Shares on a one-for-one basis and (iii) remove the authorized class of unissued common shares. Consoltex Inc. was continued under the Business Corporations Act, New Brunswick on December 16, 1999 and changed its name from Consoltex Group Inc. to Consoltex Inc. on January 3, 2000.

    In March 1993, the Corporation completed a $55 million initial public offering of Subordinate Voting Shares in Canada and in September 1993 the Corporation and its subsidiary, Consoltex (USA) Inc. (collectively, the "Issuers"), completed an offering in the United States of Series A 11% Senior Subordinated Notes due in the year 2003 (the "Series A Subordinated Notes") for proceeds of US$120 million which were used to acquire LINQ and to pay off Consoltex's fixed rate and working capital indebtedness. The Series A Subordinated Notes are guaranteed by the Corporation's principal subsidiaries.

 .....On May 20, 1994, the Issuers completed an Exchange Offer in respect of the Series A Subordinated Notes, whereby the Issuers exchanged such notes for Series B 11% Senior Subordinated Notes (the "Series B Subordinated Notes") which are identical in all material respects to the Series A Subordinated Notes, except that the Series B Subordinated Notes are registered under the Securities Act of 1933 (U.S.).

 .....On March 19, 1996, Consoltex refinanced all its senior bank debt  with a US$85 million bank facility including a US$50 million working capital revolving line of credit and a US$35 million five year term loan (the "Senior Bank Facility"). The proceeds of the new facility were used to repay all indebtedness at March 19, 1996 except the Series B Subordinated Notes. This refinancing had no effect on the Series B Subordinated Notes.

 .....On  January 13, 1997, the Corporation issued, through a private placement, 3.4 million Subordinate Voting Shares to Clairvest Group Inc. ("Clairvest") for $6.1 million. The net proceeds from this share issue were used to repay a portion of Consoltex's term bank debt. At the same time, Les Gantiers Holding B.V., the controlling shareholder, converted 860,000 Multiple Voting Shares on a one-for-one basis into Subordinate Voting Shares and sold these shares to Clairvest.

 .....On October 20, 1999, (and subsequently by way of the compulsory acquisition provisions of the CANADA BUSINESS CORPORATIONS ACT) AIP/CGI
NB Acquisition Corp. ("AIP") acquired 100% of the Subordinate Voting Shares of Consoltex Inc. (the "AIP Acquisition") for $5.60 per share. As a result, 100% of the Consoltex Inc. Subordinate Voting Shares, previously listed on the Montreal and Toronto stock exchanges, are now held by AIP. Consoltex Inc. accordingly ceased to be a reporting issuer with Canadian securities regulatory authorities. Consoltex Inc. is still controlled by Les Gantiers Holding B.V. through its ownership of 100% of Consoltex Inc.'s Multiple Voting Shares. For more information on share ownership, refer to "Item 4-Control of Registrant" of this Form 20-F.

 .....On  January  1,  2000,  the  former  subsidiary  of  the  Corporation,
Consoltex Inc. (as it was then known) was wound up into the Corporation in that the Corporation acquired all of the assets and assumed all of the liabilities of the former Consoltex Inc. The former Consoltex Inc. is to be dissolved.

 .....Consoltex's  sales grew from $446.9 million for the year ended December
31, 1995 to $510.3 million for the year ended December 31, 1999. This growth was principally the result of the acquisitions (the "Acquisitions") of certain assets of N. Erlanger Blumgart & Co., Inc. ("Erlanger Blumgart") on May 1, 1996, Royalton on February 26, 1999, Marino on July 1, 1999 and the assets of Atlas Bag on October 1, 1999. The Marino and Royalton acquisitions were by way of share purchase and the Atlas acquisition was the acquisition of the operating assets of Atlas Bag, Inc. by Marino, to become a division of Marino. The Company financed these acquisitions through additional term loans totalling US$43 million from its Senior Bank facility.

 .....Earnings from operations increased slightly from $31.5 million for the year ended December 31, 1995 to $32.2 million in for the year-ended December 31, 1999. From 1998 to 1999, earnings from operations decreased from $39.2 million to $32.2 million. The Company reported a loss of $5.1 million in 1999 compared to a profit of $5.5 million in 1998.

 .....The decrease in the Company's 1999 earnings is principally caused by
a) $4.4 million in shareholder value enhancing costs incurred as part of the process which resulted in the Company going private in 1999, b) 2.5% decrease in sales (excluding the effect of the Royalton, Marino and Atlas acquisitions) resulting from increased import competition on certain apparel product lines, c) the negative impact of intense price competition in the Polypropylene Operations, and d) the increase in both depreciation expense on capital expenditures, and amortization charges relating to additional goodwill and deferred financing expenses.

BUSINESS STRATEGY

 .....Consoltex believes there are significant opportunities to expand its market share and develop new businesses in the North American textile industry. Consoltex's business strategy is three-fold: to emphasize high quality differentiated and specialty man-made fabrics; to increase penetration of fabric and fabric packaging in the United States; and to continue growth through globalization.

 .....EMPHASIZING HIGH QUALITY DIFFERENTIATED AND SPECIALTY MAN-MADE FABRICS.
Consoltex focuses its manufacturing, marketing and research and development on high quality differentiated and specialty man-made fabrics which typically have higher profit margins than commodity products. As a result of its state-of-the-art technology, flexible manufacturing processes and experience in developing specialized products, Consoltex's product lines are well-positioned to capitalize on future growth in new and existing markets for man-made fabrics. These fabrics are less susceptible to import competition due to the significant level of customer interaction required to develop fabrics of this type. In addition, these fabrics tend to be ordered in small quantities and are well suited to the Company's short run capabilities.

 .....Technological advances have resulted in man-made fibers outperforming competing fabric types. This has resulted in the opening of many new markets in environmental, military, safety, medical, construction, packaging, transportation, industrial and technically driven end-use markets.

 .....Through research and development and through licensing and other agreements, Consoltex is manufacturing and supplying unique proprietary-type fabrics for specialized industrial and domestic uses and seeks to continue to expand in this area.

 .....INCREASED PENETRATION OF FABRIC AND FABRIC PACKAGING IN THE UNITED
STATES. Consoltex is actively pursuing increased penetration of the substantially larger U.S. market from its subsidiaries in both Canada and Mexico. This strategy capitalizes on Consoltex's vertical integration, strong converting network, growing Mexican manufacturing capacity and improving international sourcing contacts which provides Consoltex with cost and service advantages in the U.S. market.

 .....This  business strategy has been enhanced by the Free Trade
Agreement ("FTA") and North American Free Trade Agreement ("NAFTA") which came into effect in 1989 and 1994, respectively. The FTA provided for a decreased level of import tariffs for Canadian exports to the United States. Consequently, the FTA permitted Consoltex to compete against U.S. manufacturers and converters on a more equitable basis while providing a major advantage for Consoltex over exporters from most other countries to the U.S. market. The FTA was expanded by NAFTA which enlarged the trading zone to include Mexico. As a result of the FTA's staged duty reductions, which continued under NAFTA, Consoltex's Canadian exports to the United States were duty free effective January 1, 1998, for NAFTA origin goods, while imports into the United States from most other countries were assessed a 16.2% duty in 1999. Duty on Mexican polypropylene fabric exports to the United States, which were subject to a 2.6% duty rate in 1998 ceased to exist on January 1, 1999.

 .....Consoltex also obtains some benefits from the comprehensive U.S. quota system which establishes quotas on the import of various fabrics from many low cost countries into the United States, thereby limiting access of many other countries to certain of Consoltex's target markets. These benefits
will,  however, diminish as a result  of   the  January   1,  1995  Agreement
on  Textiles  and  Clothing (the "Transition Agreement")concluded  during the Uruguay Round of the General Agreement on Tariffs and Trade ("GATT"). The agreement provides that, at the end of the ten-year transition period created for the integration of textiles and clothing into GATT rules, the United  States  (and  any  other GATT member countries presently  having
quotas)  shall  no  longer have such  quotas  in  place. However,   as
indicated  under  "Regulatory   Environment  -  Transition Agreement"
of this Form 20-F, Consoltex believes that it will be able to withstand any increase in competition caused by regulatory changes.

 .....CONTINUED GROWTH THROUGH GLOBALIZATION. Consoltex no longer operates purely in a North American marketplace, but rather a global marketplace, and Consoltex is adjusting its strategy in acknowledgement of this reality. This concept of a global marketplace presents some threats to the Canadian and U.S. textile industry, but it also affords
opportunities  for growth.   The  increase in  globalization means that
textile companies are facing new competitors on a daily  basis.  Today, most  countries produce textiles  and apparel for a world market that has
grown moderately  in the last 20 years.   The  low  cost  of skilled and
semi-skilled labour in many countries is causing these countries to become major forces in the global economy. These foreign textile companies have the ability to produce low cost, quality commodity textiles and garments, but do not necessarily understand or have easy access to the U.S. market. Consoltex, on the other hand, has developed a strong sales, marketing and distribution system throughout the NAFTA marketplace.

 .....There are several ways for Consoltex  to  enhance its global presence.
These   include   licensing,  franchising,  direct  imports   or   exports,
contractual arrangements, joint ventures, investments and sourcing and selling fabrics in countries with low cost labour. Consoltex seeks such global opportunities that would provide it with the ability to use its strengths, being modern production facilities, technological expertise,
strong  management and  a strong sales, marketing    and   distribution
network   in   North  America. The "globalization"  of  Consoltex  is
taking place as Consoltex's activities include both expanding sales offshore and searching offshore for purchase of raw materials, such as polypropylene resin, fabrics, and FIBC bags and nylon, polyester and other synthetic yarns and semi-finished greige fabrics. Activities also include importing finished fabric to supplement Consoltex's production capacity as a service to Consoltex's North American customers. Consoltex is also sourcing and shipping fabric off shore to destinations where garments and other end products are being assembled for shipment to the United States.

BUSINESS SECTORS

 .....The following chart sets forth the structure of Consoltex:


                              [CHART OMITTED]



 .....Consoltex has two operations, namely, the Polypropylene Operations and
the  Textile  Operations.   Each  of  these  two operations functions as an
independent business unit responsible for its own strategy, research and development, production, marketing and sales. The following table sets forth each operation, together with its major product lines, major customers, end uses and sales for the years ended December 31, 1999 and 1998.

                                               Sales for     Sales for
                                               year ended    year ended
                                               Dec. 31,      Dec. 31,
                                                1999         1998
                                              ----------    ----------

Major
Product         Major           End          Amount         Amount
Lines           Customers	  Uses         $million/     $million/
                                             percentage    percentage

Polypropylene
Operations
=============
Woven           FIBC            Containers     $193.2/37.9%   $166.6/34.6%
fabrics         manufacturers,  for dry
for             construction    flowable
FIBC            suppliers,      goods,
bags,           carpet          construction
geotextiles,    manufacturers,  supplies,
agrotextiles,   nurseries,      carpets,
cotton          cotton          landscaping,
bale            growers,        cotton bale
wrap,           chemical,       and fiber
primary         and             wrap, mesh
carpet          agricultural    bags for
backing,        companies,      fruits and
non-            sugar           vegetables,
woven           and flour       bulk bags
fabrics         producers       and small
for	          and		  bags for
geotextiles,    fertilizer      chemicals,
FIBC	          manufacturers   bulk
bags,		                    foodstuff,
small		       	        agricultural
bags,                           and fertilizer
valve	 			        products
bags
and
fiber
boxes

Textile
Operations
==========

Polyester      Apparel         Men's and       317.1/62.1%     314.7/65.4%
and            manufacturers   ladies
polyester      and designers,  slacks,
blend          home            suits,
fabricss,      furnishings     skirts,
high           manufacturers,  coordinates,
twist          retailers       suites
polyester,     Fabric          and dresses;
microfiber     wholesalers,    children's
nylon          industrial      sportswear;
and            and sport       curtains,
polyester,     manufacturers   draps,
jacquard,      and             bedspreads
wide width     retailers,      and
polyester      home sewing,    home
voile,         crafts and      accessories
nylon and      quilt           Winter
acetate        industries      outerwear,
fabrics                        skiwear,
and                            outer
blends,                        jackets,
acetate,                       rainwear,
cotton and                     men's
polyester,                     and
craft                          women's
home                           suit
sewing                         linings,
printed                        printed
fabrics                        fabrics,
                               non-
                               apparel
                               and
                               industrial
                               nylon and
                               polyester
                               specialized
                               fabrics,
                               fabrics for
                               sports,
                               military,
                               medical,
                               industrial
                               and
                               recreational
                               products
								  -------------  -------------
TOTAL								  $510.3/100.0% $481.3 100.0%
                                                  ============================




 .....POLYPROPYLENE OPERATIONS

 .....The  Polypropylene  Operations is comprised of LINQ in South Carolina,
Marino in Florida, New Jersey, Illinois and Texas, Rafytek, Marino Mexico and VeraPak in Mexico and Rafytica in Costa Rica.

  .PRODUCT RANGE.   The  Polypropylene  Operations designs, manufactures,
distributes and sells polypropylene-based woven  and  non-woven  industrial
textiles  for  specialty  and  commodity  applications.   The Polypropylene
Operations specialty industrial textiles consist of FIBC fabrics and bulk bags, agrotextiles and geotextiles. The Polypropylene Operations has a
leading market share in each of its three specialty textile segments.   Its
commodity industrial textiles include primary carpet backing; cotton bale and fibre wrap; small bags for sugar, fertilizer, flour, animal feed and mesh bags for fruits and vegetables.

 .....FIBC  fabric  is used in the production  of large, flexible, woven polypropylene bags. FIBC bags are used to transport virtually any dry flowable product. FIBC bags offer significant cost savings and enhanced performance compared to alternative products because of their size and
ease  of  use.   FIBC bags significantly  decrease  material handling costs for users as (i) one FIBC bag holds approximately the same amount of material as 4.5 steel or fiber drums; (ii) FIBC bags eliminate the need for pallets, strapping or stretchwrap; and (iii) a single large FIBC bag
can  be  used instead of numerous  smaller  bags.   FIBC  bags  provide
superior moisture and dust infiltration reduction compared to alternative products. FIBC bags can be recycled, reused and easily reshipped once the contents of the bag have been emptied.

 .....Geotextile  products  are  woven  and  non-woven  fabrics  used in the construction industry to a) stabilize and prolong surface life of roads and
sidewalks,   b)   enhance   drainage   protection   to   maintain  flow  of
drains, and septic systems, c) contain and control soil during excavations, d) provide strength for soil reinforcement, e) assist in exposure control, and f) help contain environment waste in landfills.

 .....Agrotextile  products   are  woven  fabrics  used  for  ground  cover,
winterization, and landscaping.  Agrotextiles are primarily used to prevent
weed growth and allow water penetration.   Needle-punched landscape fabrics
are designed to prevent the penetration of sunlight while allowing the absorption of water into the underlying soil.

 .....Primary carpet  backing  is  a  woven fabric used in the production of household and industrial tufted carpeting. The carpet fiber is tufted into a layer of this primary carpet backing.

 .....Cotton bale wrap is a woven ultraviolet-stabilized fabric used to wrap
cotton  bales  and  synthetic  fibers.   Since   the   early  1980s,  woven
polypropylene bale wrap has replaced jute as the primary means for wrapping cotton. Polypropylene provides superior protection from moisture, dirt and other contaminants, thereby improving the quality of the cotton to the end user.

 .....The Polypropylene Operations' Mexican operations produce woven polypropylene bags (also referred to as small bags) for the sugar, fertilizer, flour, chemical and agricultural industries. Products include 25 to 50 kilogram sacks for packaging sugar, fertilizer and flour and open mesh sacks used for agricultural produce. Other product lines ("Specialty Products") include postal service bags, open mesh sacks, fiber boxes (cube shaped bags for packing fiber), valve bags, FIBC bags and FIBC fabric.

 .....CUSTOMER  BASE. The Polypropylene Operations' fabric customers are comprised of both fabricators and distributors who resell the Polypropylene Operations' products to end-users such as producers and manufacturers of agricultural and industrial products. The Polypropylene Operations sells
FIBC fabric to more than 15 bag manufacturers in the United States and Mexico who cut and sew the fabric into FIBC bags. The Polypropylene Operations also makes and sells its own FIBC bags for sale to chemical,agricultural and industrial companies. The Polypropylene Operations provides geotextiles to construction supply companies and contractors through an extensive and well-developed distributor network. Agrotextile fabric is sold to distributors in rolls. The fabric is then cut into smaller quantities for sale to nurseries, do-it-yourself retailers and landscaping stores. Customers for commodity products are large carpet manufacturers, suppliers to cotton gins as well as, agricultural, sugar, fertilizer, flour and chemical producers. The Polypropylene Operations has over 1,000 customers located in the United States, Mexico, Central and South America. The Polypropylene Operations's largest customer accounted for 4% of the total sales in the Operations during 1999 while the top five customers accounted for approximately 15% of the Operations's total sales.

 .....COMPETITION.  In the U.S. market, as a manufacturer  of polypropylene-
based woven and non-woven industrial textile products, LINQ is one of the top three or four manufacturers in terms of sales in four of its five product lines. In its FIBC fabric, cotton bale wrap and primary carpet backing lines, LINQ competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"). In FIBC fabrics, LINQ has the leading market share. In cotton bale wrap, LINQ is one of only two major suppliers of polypropylene fabric in this market. In geotextiles, LINQ is one of the four significant
producers.   In  agrotextiles,  LINQ  is  within  the  top  three  of  five significant producers but is a market leader in woven landscaping fabric. In primary carpet backing, LINQ's market share is now approximately 1% in a
market  dominated  by three  significant  producers.   In  FIBC  bags,  the
combined operations of Marino and Rafytek give the Polypropylene Operations the leading market share in the fabrics market. Certain of the Polypropylene Operations' U.S. competitors, including Amoco and Synthetic Industries, are significantly larger and have substantially greater resources. The pricing policies of the Polypropylene Operations' competitors have at certain times in the past limited the Polypropylene Operations' ability to increase its prices or have caused it to lower the prices of certain of its products.

 .....In the Mexican market for small bags, Rafytek has  over  a dozen local
competitors.   Rafytek  is the largest manufacturer and supplier  of  small bags in Mexico.

 .....In the area of Specialty  Products  in  Mexico, Rafytek has four other major competitors but it is usually able to differentiate itself from its competition through its technical, service and marketing capabilities.

 .....TEXTILE OPERATIONS

 .....The  Textile  Operations  is  comprised  of  Consoltex Inc. in
Canada including its Fashion, Home Furnishings, Outerwear and Industrial Divisions, Balson-Hercules in the United States including its John King, Seatex, Apparel Linings and Craft Home Sewing Divisions and Royalton in Mexico.

 .....PRODUCT  RANGE.  The Textile Operations specializes in the design  and manufacture of a diverse range of high quality, specialty fabrics made with nylon and nylon blends, polyester and blends of polyester and rayon. A variety of products are developed by using specialized yarns to produce unusual two and three color yarn dye effects and utilizing looms equipped
with dobby attachments  to  create  intricate  patterns.   With  the recent
addition of narrow and wide-width jacquard looms, the Textile Operations can produce intricate jacquard designed fabrics.


 .....The Textile Operations also converts and imports a wide range of basic nylon and specialized fabrics for cold and wet-weather apparel, athletic wear, sports and recreation uses, medical uses, military uses and
various  industrial  applications.   It  also  operates  as  a converter of
apparel lining fabrics such as acetate and Bemberg rayon for men's and women's wear, and sells printed acetate, polyester and cotton fabrics to the home sewing market. A converter is a purchaser of unfinished goods from a weaving mill who subcontracts the dyeing, printing and finishing
required  for  such goods to a commission dyer and  printer.   The  Textile
Operations also operates as an importer of finished and unfinished fabrics into the United States from Asia and as a distributor of fabrics within Asia and Europe to low cost labour countries where fabrics are cut and sewn
into  garments and exported to the United States.   Royalton  manufactures
brand name outerwear garments in Mexico for sale in Mexico and private label garments for distribution to the Textile Operations' existing customer base in the United States.


 .....For  the home furnishings market, the Textile Operations pioneered the production of wide-width voile in North America using polyester high twist yarns and produces various weights and constructions of polyester, sheer and poly-rayon blends with a variety of finishing techniques such as "burnout" and "crushing". Wide-width voile is a curtaining fabric used for large windows. It enables the fabric to be used sideways, avoiding seams in curtains.

 .....CUSTOMER BASE.  Textile Operations' customer base consists primarily of U.S. and Canadian skiwear, rainwear, golf bag, recreational and fashion apparel manufacturers, with major end-uses being outerwear, skiwear, industrial, military uniforms, women's, men's and children's-wear manufacturers of sportswear, coordinates, pants, suits and dresses. The Textile Operations also sells to the home furnishings market where it supplies U.S. and Canadian wholesale distributors and manufacturers who supply or make draperies, tablecloths, curtains, bedspreads and home accessories. The Apparel lining business sells its products principally to the major men's clothing manufacturers in the United States as well as large retailers for the cut and sew market. The Textile Operations serves a wide customer base with over 1,500 customers in Canada and over 4,000 customers in the United States. The Textile Operations' largest customer accounted for 3.1% of the Textile Operations' total 1999 sales while the top five customers accounted for approximately 13.4% of the Textile Operations' total sales.

 .....COMPETITION.  The Textile Operations' competition in nylon and technical fabrics and polyester-based apparel-fabric markets is fragmented. U.S. converters, large U.S. mills and imported fabric manufactures are the Company's primary competitors. Imported garments also compete indirectly with certain of the divisions as they displace consumption of the products of Consoltex's North American customers thereby reducing demand for Consoltex's fabrics. The competition in high quality wide-width voile fabrics is mainly from European producers while competition for other home furnishings fabrics and accessories are from a wide range of Canadian, Mexican and U.S. manufacturers.


PRODUCT DEVELOPMENT

 .....Textile manufacturers  generally  engage in product development rather than basic research. The Textile Operations' product development is carried out on a divisional basis with specialists who focus their efforts on process and product development to meet the specific needs of customers. Product development involves ongoing plant trials, product testing, sample preparations, reviews and fine-tuning with customers, suppliers and end-users.

 .....Textile  Operations'  emphasis  on  new  product  development  extends
throughout  its   manufacturing   operations  where  special  equipment  is
dedicated to making sample runs and product trials are given priority status on weaving and finishing equipment.

 .....In the Fashion and Home Furnishings divisions, in approximately 90% of cases, the Company develops fabric patterns and finishes with the customer selecting colours. The plants have their own product development center for the development and testing of new fabrics, dyes and finishes. Product development works closely with the merchandising department which is responsible for researching fashion trends and developing new product lines
each season based on expectations of  consumer  preferences.   Pattern  and
finish combinations are analyzed by the product development group which determines whether the plants have the capability to manufacture the fabric and at what cost. These determinations, combined with an estimate of the size of the market and expected selling price, enable management to decide
if  the  product  is  worth  producing.   In  the Outerwear and  Industrial
divisions, new products include improved waterproof breathable fabrics, wicking fabrics, mechanical and LYCRA{<reg-trade-mark>} stretch fabrics, fire retardant apparel fabrics, medical fabrics and anti-static fabrics. For example, the Company has developed a static-proof camouflage netting for the military to protect radar installations.

 .....New fabrics sold by Consoltex's U.S. converting business are developed by Consoltex's in-house stylists and through collaboration with third-party weaving mills and finishing plants. Having the ability to choose among third-party mills or finishing plants to develop a new fabric for its customer provides Consoltex with a unique competitive advantage. Consoltex also works actively with third-party Asian companies to develop new fabrics for the U.S. sports, outdoor and recreational markets.

 .....The Polypropylene Operations continues  to  develop new products based on market needs. LINQ's recent innovations include reinforced circular and anti-static fabrics for the FIBC market, needle-punch non-woven geotextile fabrics, agrotextile fabrics with lower light transmissivity (resulting in
reduced  weed  germination)  and fabric for recreational vehicles.   LINQ's
current product development projects  include  new FIBC products, non-woven
fabrics and lightweight cotton bale wrap fabrics.   LINQ  strives  to  be a
technical leader in product development and has successfully developed products such as CROHMIQ{<reg-trade-mark>}-Blue.

 .....Electrostatic hazards range from simple nuisance shocks to major fires
and  catastrophic  explosions.   With  CROHMIQ{<reg-trade-mark>}-Blue,  the
practical   application   of  FIBC  bags   in   hazardous
environments is now possible.   CROHMIQ{<reg-trade-mark>}-Blue is a second-
generation product that evolved from the success of Baxon Blue fabric (originally introduced by Exxon Chemical Company). CROHMIQ{<reg-trade-mark>}-Blue contains a new anti-static fiber jointly developed by LINQ and E.I. Dupont de Nemours and Company.

 .....LINQ  has  a  small  full-time  in-house  staff dedicated  to  product
development.   This  staff  is  supplemented  by  third-party   specialists
contracted in areas where LINQ wishes to develop new products.

 .....Marino and Atlas product development focus is on manufacturing  better
FIBC   bags   and   developing   new   applications  for  such  bags.   New
applications for our Marino and Atlas FIBC bags include bags for transportation of liquids, trees, pipe sacks, and slings for unloading freight from freighters.

 .....Rafytek  focuses  its  product  development  on  finding  new uses for existing  products,  determining  customers'  needs  for  new products  and developing  new  products  to  replace  traditional  packaging methods  and
materials.   Specifically, Rafytek has added printed designs  on  packaging and liners that increase the efficiency and aesthetics of products to accommodate their customers' needs and has developed new packaging for transportation of potatoes.

 .....Consoltex's research and development expenditures totaled $3.7 million in 1999, $3.5 million in 1998 and $2.5 million in 1997.


MARKETING

 .....The Textile Operations markets its  products in Canada through its own salesforce, operating from branch offices in Montreal, Toronto, Winnipeg and Vancouver. U.S. sales are handled by a combination of Consoltex sales representatives and independent selling agents located in New York, California, Georgia and Utah. Latin American sales are handled through independent selling agents located in Mexico, Brazil and Chile. European sales are handled through agents in the United Kingdom. Consoltex's sales associates sell only Consoltex products and are trained in technical areas specific to their products. Independent agents offer Consoltex's products alongside those of other non-competing companies and provide the Company with representation over a wide geographic area.

 .....The Polypropylene Operations  has  a dedicated sales force for each  of its product lines. The end users for each product operate in distinct industries and require a high level of customer service. The Polypropylene Operations also markets its products through a direct sales force and through a network of independent third party representatives in the United States and Mexico. Marino markets and sells its FIBC bags through Smurfit Stone Container Corporation. Rafytek markets its product through a direct sales force with sales offices located in Mexico City and several key local markets throughout Mexico. Export sales from Mexico are handled by the sales office in Mexico City and in conjunction with LINQ in South Carolina.


RAW MATERIALS

 .....Yarn is the main raw material sourced by the Textile Operations and is important in the production of cost-competitive and quality products. To achieve the variety and quality required for its specialized product lines, the Textile Operations source yarns from major producers in North America, Asia and Europe. The major yarn types used by the Textile Operations are nylon, polyester, acetate and a variety of fancy rayon, cotton and acrylic blended yarns.

 .....The Textile Operations has shifted a  major  part  of its yarn sourcing from Asia and Europe to North American suppliers to satisfy the NAFTA rules of origin criteria which require the use of North American yarns for Canadian produced fabric exports to qualify for tariff and quota free access to the U.S. market. This has resulted in U.S. yarn sourcing increasing from 29% of Consoltex Inc.'s total yarn purchases in 1990 to 53% in 1999. Canadian sources represented 22% of Consoltex Inc.'s yarn supplies in 1999 while European and Asian producers accounted for the remaining 25%.

 .....Other raw materials used  by the  Textile  Operations  include greige fabrics, dyes and chemicals. Consoltex Inc. purchases significant quantities of chemicals and dyestuffs for its manufacturing processes and is supplied by major producers.

 .....Polypropylene resin, an inert plastic  derived  from petroleum, is the basic raw material used in the manufacture of polypropylene products and is supplied by petrochemical companies. Polypropylene resin is obtained in pellet form and it is extruded into various types of yarns that are used to
manufacture  woven  fabrics.   Polypropylene  resin  purchases  account for
approximately 30% of the Polypropylene Operations' cost of sales for 1999. The price of polypropylene resin fluctuates based on North American and international supply and demand for this product. There was a substantial increase in polypropylene resin prices which started in 1994 and peaked in August 1995 and subsequently settled at a relatively lower price in early 1996. The price then rose again from early 1996 peaking in August 1996 and has come down gradually from that date to July 1999. Since then it has risen significantly, due in part to the rapidly increasing price of oil. Based on the significant announced polypropylene resin capacity expansions over the next few years and the expectation of gradually decreasing oil prices, management does not currently expect prices of resin to rise significantly over the next year.


EQUIPMENT AND TECHNOLOGY

 .....The Textile  Operations'  strategic  focus  is  on  being  a short-run manufacturer of high margin, specialty fabrics. The majority of fabrics sold are manufactured when the order is received. Textile Operations has invested in modern equipment and has an experienced, flexible workforce which permits it to manufacture a variety of fabrics through the innovative use of many different yarns and the development of new weave patterns while
minimizing   product  change-over  down-time.  The  Company  has   acquired
technologically advanced and versatile high-speed air jet weaving equipment controlled by computerized dobby systems with quick change capabilities and
state-of-the-art  high-speed  jacquard  looms.   Further fabric variety and
special  effects  are  achieved  through advanced cross-dyeing  techniques,
specialized  finishing  and  coating   applications,  customized  prints
and, crushing and burn-out techniques.   Significant  investments  have
also  been  made  in  technologically  advanced  batch dyeing machines with
microprocessor  controls.   These investments have substantially  increased
the number of product lines Consoltex  is  able to offer and have permitted
the   introduction  of  many  new  fashion,  home  furnishings   and
technically   difficult   industrial   fabric   blends,  while  maintaining
manufacturing efficiencies, quality and cost-competitiveness and improving customer response time.

 .....The Textile Operations' primary manufacturing facilities are located in
Canada. Consoltex's manufacturing processes include air texturizing, twisting, beaming, weaving, dyeing, finishing and coating plants, and two cut and sew garment manufacturing plants in Mexico which were part of the Royalton acquisition in February 1999. Its manufacturing processes are specialized to meet the production needs of each division, however, flexibility and versatility are the prime requirements in equipment purchases. This enables the Textile Operations to provide quick turnaround for short runs, repeat orders and specialized niche products. It has also enabled the Company to use equipment from one division to service another division's customers depending on margins, available capacity and timing.

 .....The Textile  Operations'  weaving  facilities  include  a  variety  of
machinery  types.   The  Company's looms include air jet, water jet, rapier
and jacquard. The majority of its weaving output comes from modern, high-speed, shuttleless looms. The Textile Operations produces both regular and wide-width fabrics ranging from 60 to 90 inches for apparel fabric markets and 120 inches and 135 inches for certain wide-width applications such as curtaining fabrics. Many of its looms are equipped with electronic attachments which allow a wide range of specialized patterns to be woven into the fabric. In addition, each weaving facility has computerized loom monitoring systems which provide real time information and facilitate production planning.

 .....The Textile Operations' dyeing technologies include jet, beam, jig and pad  dyeing  processes,  and  specialized  wide-width  dyeing and finishing
equipment.   The  dyeing  operations  are  computer-controlled   and   have
computerized shade  matching systems which permit colour consistency within
very stringent standards.   Lot  sizes  range  from  500  metres  to 10,000
metres, providing important flexibility and enhancing Consoltex's servicing
capabilities.   Dyeing   and  finishing  operations  are  also  specialized
according to divisional product/market characteristics but are centered on batch processing technologies.

 .....The  Textile  Operations'  finishing  operations  employ  a  range  of specialized equipment to achieve specific fabric  effects  and  appearances
such   as  brushed,  sueded,  sanded,  crinkled  and  burnout  looks.  This
specialized   equipment   also  enables  it  to  perform  advanced  coating
operations which achieve very sophisticated performance capabilities in its products, including fire-retardant, waterproof, shock resistant, radar impenetrable or breathable characteristics.

 .....The  Polypropylene   Operations'  manufacturing  capabilities  include
extrusion, beaming, weaving, needle-punching and finishing and, in its converting operations, also include cutting, stitching and printing of
small   bags,   valve  bags  and  FIBC  bags.   All   U.S.   fabric
manufacturing is performed by LINQ and is done in Summerville, South Carolina within a single facility. Two Mexican facilities in Rafytek also produce fabric. The remaining 10 facilities manufacture small bags, valve bags, mail bags and FIBC bags.

 .....The   Polypropylene   Operations  is  vertically  integrated  and  its
operations  are  extremely  flexible,   as   there  is  a  high  degree  of
interchangeability among its equipment. Equipment used to manufacture a particular product line can be readily shifted into the manufacture of most of its other product lines. LINQ's finishing operations include rewinding, slitting, extrusion, coating, tentering (heat setting), and needle-
punching.   LINQ's  various finishing operations enable it to convert goods
into customer-specific  products.   Each  of  the Polypropylene Operations'
extruders is capable of manufacturing yarns for most of its product lines, allowing for flexible production and efficient yarn inventory balancing. LINQ's flat looms are capable of achieving full-width production ranging up
to 210 inches.   It also has a number of large circular looms which produce tubular fabric for the manufacture of FIBC bags. It is transferring these large circular looms to Rafytek in 2000 as these looms are generally more labour intensive to operate and can generate better returns by using Polypropylene Operations' Mexican labour force. In 1998, LINQ also added a new needle-punch non-woven manufacturing line for use in the geotextile market.

 .....The Polypropylene Operations' manufacturing in Mexico is performed by
Rafytek, VeraPak and Marino Mexico and in Costa Rica by Rafytica. Rafytek's manufacturing operations, which include VeraPak, are vertically integrated from the production of yarn through extrusion, beaming, weaving, rewinding, slitting, extrusion coating and cutting, sewing and printing of fabrics into small bags and FIBC bags. Rafytek's weaving facilities include 130 to 159 inch width flat looms and a few large and many small circular weaving looms. Marino has one Mexican plant and four U.S. plants specializing in cutting, sewing, printing and refurbishing of FIBC bags. Rafytica is a small operation which sources its fabrics from Rafytek then performs the cutting, sewing and printing of small and FIBC bags for sale in Costa Rica.


CAPITAL EXPENDITURES

 .....Most textile mills are on a continuum of  machinery replacement and it is  typical  for  textile  mills to replace their equipment  as  its  cost-
effectiveness  diminishes.   As   such,   Consoltex's  capital  expenditure
policies  have  resulted  in a gradual replacement  of  equipment  and  are
focused   on   improving   market-responsiveness   and   increasing   cost-
competitiveness. Consoltex's recent investments in its Textile Operations were principally oriented towards technologically advanced equipment for both its weaving and finishing operations and specialized equipment for new
products.   These  investments  in  advanced  manufacturing  equipment  and processes have supported Consoltex's market-driven business strategy. Recent expenditures in the Polypropylene Operations were directed towards adding capacity as well as introducing new production capabilities such as the manufacturing of needle-punched non-woven geotextiles.

 .....In the three years ended  December  31,  1999,  Consoltex has invested
$57.3 million in the purchase of fixed assets.

 .....In 1999, Textile Operations invested $6.4 million in the purchase of fixed assets for its Canadian plants to expand curtaining fabrics production capacity and upgrade the inspection process. Overall, these investments enhance the Textile Operations' capacity to service the North American textile market. In 1999, the Polypropylene Operations invested $9.4 million to expand manufacturing capabilities for non-woven geotextiles, increase extrusion capacity and upgrade its management information and production system technology.

 .....Consoltex's future investment  plan  is  to  continue to build on its market-responsive capabilities, while lowering unit production costs. Consoltex believes that capital expenditures over the next few years will generate improvements in gross margins, enable it to enter new markets and enhance its production capacity.


EMPLOYEES

 ....As of December 31, 1999, Consoltex employed 6,647 associates; 982 in
Canada, 1,151 in the United States 4,474 in Mexico and 40 in Costa Rica.

   In Canada, 702 associates were  represented   by  five  collective
bargaining agreements, one expired in 1999 covering 45 associates, two expire in 2000 covering 161 associates, one expires in 2002 covering 128 associates and one expires in 2003 covering 368 associates. In the United States, 180 Florida associates are covered by a collective bargaining agreement which expires on July 31, 2000 and one New York associate is covered by a collective bargaining agreement. In Mexico, 4,361 associates are represented by seven collective bargaining agreements which all expire in January 2002 with annual salary revisions conducted each January.

   Consoltex has developed good relations with its associates, unions and union representatives. Consoltex is not aware of any difficulties in renewing any of the collective bargaining agreements it is a party to.

REGULATORY ENVIRONMENT

 .....The North American textile and apparel industries have  relied  on the
General  Agreement on Tariffs and Trade ("GATT"), to set the framework  for
trading  tariffs   between  countries.   Prior  to  1995,  the  Multi-Fiber
Arrangement ("MFA"), within the framework of the GATT, resulted in a large number of bilateral agreements between developed countries, such as Canada, the United States and less developed countries, which set quantitative limits (quotas) on imports from less developed countries. In 1989, the FTA was implemented between Canada and the United States, resulting in the gradual phasing out of tariffs over a ten-year period on textiles traded between the two countries. In 1992, the Canadian government implemented the recommendation of the Canadian International Trade Tribunal ("CITT"), a governmental administration trade tribunal which reduced tariffs on textile
fibers, yarns and  fabrics.   On  January  1,  1994, NAFTA was implemented,
enlarging the trading zone under the FTA to include  Mexico.   In 1995, the
Transition Agreement concluded under the Uruguay Round agreements, replaced the MFA. The Transition Agreement results in the reduction of tariffs and the elimination of quotas on textiles among participating governments over a ten-year period. Currently, Canada has significantly fewer quotas on the importation of fabrics from less developed countries than Europe and the United States, while the United States has strict quotas covering most fabrics imported into the United States from many different countries.

 .....FTA.  Under the FTA, tariffs on most textiles and apparel products are being phased out in 10 equal annual stages, the first of which began in January 1989. Consequently, as of January 1, 1998, tariffs no longer exist on textiles and apparel products produced within and traded between Canada
and the United States.   The  FTA  has  been  an  important  and favourable
development for Canadian woven textile manufacturers such as Consoltex. From its coming into force in 1989 to the end of 1999, annual export shipments of Canadian woven textile fabrics to the United States have increased by 379% from $175 million to $838 million. The Canadian apparel industry, which is a major customer group for the Canadian textile fabric industry, has shown a positive trade balance with the United States in apparel garments made from woven textile fabrics since the FTA was implemented. Exports to the United States of Canadian apparel made from woven fabrics have risen from $92 million in 1989 to $1.1 billion in 1999, representing an almost eleven-fold increase.

 .....CITT.  In December 1992, the Canadian federal government announced its decision to implement the 1990 CITT recommendations to reduce tariffs on textile fibers, yarns and fabrics to maximum rates of 5%, 10% and 16%, respectively. Current Canadian rates on these products are, on average, 8%, 13% and 25%, respectively. For imported man-made fabrics, other than from the United States and Mexico, the reductions have been phased in at a rate of 1.5% per year, beginning January 1, 1993 and in 1999 were 14.5%.

 .....NAFTA. Under NAFTA, the trading zone under the FTA had been enlarged
to include Mexico.   The provisions of FTA/NAFTA that are of primary
importance to the North American textile industry are tariff and quota elimination, rules of origin for fabrics and apparel and exemptions to these rules. The tariff elimination schedule, as set out in the FTA, remained unchanged under NAFTA. Under NAFTA, tariff elimination commenced January 1, 1994. Between Canada and Mexico, tariff elimination for textiles is taking place over eight years and for apparel, over ten years. Between the United States and Mexico, tariff elimination is taking place over six years. The tariff rates are as follows:


                       TARIFF ELIMINATION SCHEDULE
                       ---------------------------

                                                         1999   2000
                                                         ----   ----

Man-Made Textiles      Canada to Mexico and vice versa    NIL    NIL
Man-Made Apparel       Canada to Mexico                   8.0%   6.0%
Man-Made Apparel       Mexico to Canada                   7.5%   5.0%
Man-Made Textile
or Apparel             U.S. to Mexico and vice versa      NIL    NIL
Man-Made Textile
or Apparel             Canada to U.S. and vice versa      NIL    NIL


 .....Specific  rules  of  origin apply to textiles and apparel products imported into North America from countries other than in North America. These rules set forth the requirements to qualify for the preferential North American tariff rates. For most products, the rule of origin is "yarn-forward" which means that textile and apparel goods must be made from yarn made in a NAFTA country in order to benefit from the preferential treatment. NAFTA generally provides for stricter rules of origin than the rules of origin outside of the applicability of NAFTA as NAFTA requires greater sourcing of textiles in North America. However, exemptions to these rules of origin have been agreed upon under NAFTA whereby a quantity of fabric, a quantity of yarn and a quantity of apparel (such limits are referred to as "Tariff Preference Levels" or "TPLs") can be made from non-North American inputs and still qualify for the preferential tariff rates. The impact of the stricter rules of origin under NAFTA will be offset in
part by increased  TPLs.   As  a  result  of  the  implementation of NAFTA,
Canadian textile and clothing industries using offshore inputs under the system of TPLs have longer-term improved access to the United States market. Most TPLs increase by 2% per year for five years starting in 1994.

 .....The implementation of NAFTA has resulted in increased trade  among the
United States, Canada and Mexico. The elimination of tariffs among the United States, Canada and Mexico, with respect to textiles and apparels, will provide Consoltex with additional opportunities to export a variety of its products into Mexico, particularly those from its specialty product lines, as well as increase the export sales of Consoltex's Mexican operations. As part of a NAFTA expansion, Canada has signed a Free Trade Agreement with Chile ("CCFTA") which came into effect July 1997. The agreement phases out Canadian and Chilean duties, for most man-made textiles, on a five-year basis to become duty-free by 2001. Nevertheless, the Canadian/Chilean duties are to follow the Canadian/Mexican duty rate, in the case of any acceleration of tariff elimination between Canada and Mexico. In such case, Canadian/Chilean duties will also be eliminated regardless of what was scheduled. CCFTA should increase Canadian trade with Chile.

 .....TRANSITION  AGREEMENT.   In   December  1993,  the  Uruguay  Round  of
Multilateral Trade Negotiations resulted in a series of agreements to reduce tariffs and eliminate quotas. The World Trade Organization and a common framework for international trade among 117 participating countries
was  established.   The  final  agreement   embodying  the  new  rules  was
implemented on January 1, 1995. A key objective of the Uruguay Round was to return the textile and apparel sectors to the GATT under improved rules, and the participating governments agreed to do so over a ten-year period. Thus, on January 1, 1995, the MFA regime was replaced by the Transition Agreement which is effective for a period of ten years; during that time, textile and clothing industry trade is integrated into the regular GATT rules which provide for the elimination of quotas and prohibit bilateral quantitative restrictions. Despite the gradual elimination of quotas and reduction of tariffs (currently at 16.2% outside NAFTA in the U.S. and 16% outside NAFTA in Canada for man-made fabrics in 1999) under the Transition Agreement, Consoltex believes that its status as a supplier of specialty products requiring fast turnaround times will shield it from competition resulting from greater imports into the Canadian and U.S. markets from developing countries. The Company expects that its knowledge of its customers' specialized needs should allow it to further increase its customer base and withstand any increase in competition caused by regulatory changes. Moreover, Consoltex will continue to enjoy duty-reduced or duty-free access to the North American market, and Consoltex's physical proximity to this market should allow it better response and delivery times compared to its competitors abroad.

 ...Bilateral Agreement. A bilateral free trade agreement was signed between Canada and Israel. The agreement came into effect on January 7, 1997, and provided for immediate duty-free access to the Israeli market.

 ....U.S. TRADE LEGISLATION ON "CBI/SUB-SAHARAN AFRICA."  Effective October
1, 2000, the U.S. Trade and Development Act of 2000, will provide duty-free and quota-free entry into the United States for apparel assembled or made in the Caribbean Basin or sub-Saharan Africa from U.S. fabrics made from U.S. yarns (the "CBI/SS"). The Canada/U.S. FTA and NAFTA-enhanced opportunities for Canadian textile producers exporting to the United States are diminished by the CBI/SS. The provisions of the new program require the use of U.S. fabrics and yarns in order for the apparel to benefit from duty-free and quota-free entry. Canadian fabrics are not eligible under the program.
The CBI/SS is expected to decrease purchases of Canadian manufactured fabrics by U.S. apparel manufacturers in favour of U.S. manufactured fabrics; negatively affecting the Textile Operations' sales of Canadian-produced fabric to the United States and positively affecting the Textile Operations' fabric converting operations in the United States.


ENVIRONMENTAL REGULATION

 .....Consoltex has a corporate  environmental  policy which recognizes the  importance of the relationship between Consoltex's  business  and  the
environment.   Consoltex  has  an environmental committee, reporting to the
Corporation's Board of Directors, whose responsibility it is to monitor and review all of Consoltex's Canadian and U.S. plants for compliance with existing and anticipated legislative requirements. Environmental compliance by the plants in Mexico and Costa Rica is monitored by local management of Rafytek, Marino, VeraPak and Rafytica, respectively, and is reviewed by the Chairman of the Environmental Committee who, in turn, reports to the Corporation's Board. To assist the Environmental Committee and the Chairman of the Environmental Committee in carrying out their responsibilities, a quarterly report is prepared for each plant on various aspects of its operations as they relate to the environment.

 ......Based upon its current knowledge, Consoltex does  not  anticipate that future environmental costs related to its existing operations will have a material adverse effect on Consoltex's capital expenditures, earnings or financial or competitive position.

ITEM 2 - .DESCRIPTION OF PROPERTY

 .....The  following list sets forth the addresses of the principal properties OWNED by Consoltex.


Address          Types of              Type of              Approx.
                 Products              Installation>        Floor
                                                            Space
                                                            (sq.ft)

400 Willard       Fashion and home      Dyeing, finishing     295,000
Cowansville       furnishings           and printing
Quebec            fabrics

110 4th Avenue    Outerwear, home       Air-texturizing,      285,000
Montmagny         furnishings and       yarn and preparation
Quebec            industrial fabrics    and weaving

201 des Textiles  Fashion and home      Yarn preparation and  210,000
Cowansville       furnishings fabrics   weaving
Quebec

200 St. Georges   Outerwear, home       Dyeing, coating and   185,000
Alexandria        furnishings and       finishing
Ontario           industrial fabrics

4015 Brodeur      Home furnishings      Yarn preparation,      60,000
Sherbrooke        fabrics               twisting, and
Quebec                                  weaving

2550 West Fifth   Polypropylene-based   Extrusion, beaming,   690,000
North Street      woven and non-woven   weaving, coating,
Summerville       industrial fabrics    finishing and
South Carolina                          general and
                                        sales office

Parque Industrial Polypropylene-based   Extrusion, beaming,    431,600
Atlacomulco       woven industrial      weaving, finishing,
Mexico            fabrics and small     sewing and printing
                  bags

Fraccionamiento  Polypropylene-based   Extrusion, beaming,     131,900
Parque           woven industrial      weaving, coating,
Industrial       fabrics and IBC       finishing, sewing and
Santiago         bags                  printing
Tianguistengo
Mexico

Avenida Homero   None                  General and sales         2,333
1425-901                               office
Colonia Polanco
Mexico
11560, D.F.
Mexico

APDO 714-1007    Polypropylene-cut     Finishing, sewing        55,028
Centro Colon     and sew small bags    and printing
San Jose
Costa Rica





The following list sets forth the principal properties LEASED by Consoltex.


Address              Types of Product          Approx.         Expiry
                                               Floor Space     Year
                                               (sq.ft)

8555, route           Head Office               37,500        2010
Transcanadienne
Saint-Laurent
Quebec

5585 Royal Mount      Warehouse and sales       28,000         2003
Town of Mount-Royal   office
Quebec

1040 Avenue of the    General and sales         50,400         2003
Americas              office
New York, New York

499 7th Avenue        Sales office               4,500         2003
New York, New York

5432 E. Slauson       Warehouse                  24,863         2005
Commerce
California

5434 E. Slauson      General, purchase           19,142         2005
Commerce             and sales office
California

304 South Leighton   Warehouse                   10,000         2003
Anniston, Alabama

2490 West Fifth      Polypropylene-fabric        50,400         2003
North Street         warehouse
Summerville
South Carolina

217 Industrial Blvd. Polypropylene-fabric        34,600         2000
Summerville          warehouse
South Carolina

13260 N.W. 45th      Polypropylene-cut & sew     75,000         2001
Avenue               FIBC bags
Opa-Locka,
Florida

4111 N.W. 47th       Polypropylene-refurbishing   22,470         2001
Avenue               FIBC bags
Opa-Locka,
Florida

13245 N.W. 47th      Polypropylene-refurbishing    20,000         2001
Avenue               FIBC bags
Opa-Locka,
Florida

13230 N.W. 45th      Polypropylene-refurbishing    10,000         2001
Avenue               and warehouse FIBC bags
Opa-Locka,
Florida

320 Highland Drive   Polypropylene-cut and sew     50,700         2002
Westampton           FIBC bags
New Jersey

1701 South Wintrop   Polypropylene-cut and sew     92,000         2014
Des Plaines          FIBC bags
Illinois

1730 Stebbins        Polypropylene-cut and sew     40,000         2002
Houston, Texas       FIBC bags

Av. 11 calle 39      Polypropylene-cut and sew     79,700         2004
Col. Pino Svarez     small and FIBC bags
Cordoba, Veracruz

Av. 7 calle 11       Polypropylene-cut and sew     60,000         2001
Col. Centro          small and FIBC bags
Cordoba, Veracruz

Av. 5, Col. Centro   Polypropylene-cut and sew     25,000         2000
Cordoba, Veracruz    small and FIBC bags

Parque Industrial    Manufacture of garments       49,500         2009
Textil No. 20        and sales office
Naucalpan, State
of Mexico

Parque Industrial    Manufacture of garments        8,600         2009
Proton No. 17
Naucalpan, State
of Mexico

Parque Industrial    Polypropylene-cut and        114,000         2003
Pueblo Viajes        sew FIBC bags
Carr San Luis
Zac 12.5
San Luis de Potosi

 .....Consoltex's   plant  facilities  have  all  been  configured  and
equipped to be suitable for the manufacture of the products for each of their respective operations. All of Consoltex's plants are being actively utilized. In 1998 and 1999, the Textile Operations' investments were used to expand curtaining fabrics production capacity. In order to address capacity and extrusion constraints, investments were made to expand manufacturing capabilities for non-woven geotextiles and increase extrusion capacity. All of Consoltex's plants have sufficient capacity to service existing demand.



ITEM 3 -  LEGAL PROCEEDINGS

 ......From  time  to  time,  the  Corporation  and its subsidiaries are involved in routine legal and administrative proceedings incidental to the conduct of its business. Management does not believe that any of these proceedings will have a material adverse effect on the financial condition or results of operations of the Corporation.


ITEM 4 -  CONTROL OF REGISTRANT

 .....The outstanding  capital  stock  of  the  Corporation is made up as to approximately 82.6% of Subordinate Voting Shares  and  as  to approximately
17.4%  of  Multiple  Voting  Shares.   The Multiple Voting Shares  and  the
Subordinate Voting Shares are identical in all respects except that the Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have five votes per share and are convertible at any time into Subordinate Voting Shares on a share-for-share basis. At December 31, 1999 and to date, Les Gantiers Holding B.V. ("LGBV"), a Netherlands corporation ultimately controlled by a trust for the benefit of certain children of
Richard  H.  Willett   ("Trust"),   owned   approximately   17.4%   of  the
Corporation's outstanding capital stock and approximately 51.3% of the voting power of the Corporation. The Corporation is not directly or indirectly owned or controlled by a foreign government. LGBV, Les Gantiers Limited, LGL and Trust have granted to AIP an irrevocable option ending on October 1, 2003, to purchase all, but not less than all 3,140,000 Multiple Voting Shares held by LGBV.


ITEM 5 -  NATURE OF TRADING MARKET

 .....The Corporation's Series B  Notes  are  traded in the over-the-counter market in the United States.



ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

 ....Canada has no system of exchange controls.   There are no foreign
exchange restrictions on the payments of interest or other payments to holders of the Notes who are non-residents of Canada.


ITEM 7 - TAXATION

CANADIAN TAXATION

 ......Under the Income Tax  Act  (Canada)  (the "Act"), the Regulations
adopted thereunder and the administrative practice of Revenue Canada, as they exist as of the date hereof, the payments of interest on the Series B Notes by the Issuers to a holder who is a non-resident of Canada and with whom the Issuers are dealing at arm's length at the time of making the payments will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will generally be payable by holders who are neither residents nor deemed to be residents of Canada and who do not use or hold and are not deemed or considered by such laws to use or hold the Series B Notes in carrying on business in Canada in respect of the holding or disposition of any Series B Note or in respect of interest thereon. In certain circumstances, holders of the Series B Notes who are non-resident insurers carrying on an insurance business in Canada and elsewhere may, in particular, be subject to such taxes.

 .......This summary, which deals  only  with Series A Notes and Series B
Notes that are or were held as capital property, is not exhaustive of all possible income tax considerations.

UNITED STATES TAXATION

 .........The following summary describes the material  U.S. federal income tax consequences to holders of the Series B Notes who hold the Series B Notes as an investment and not for sale to customers in the ordinary course
of a trade  or  business.   This discussion is based upon the provisions of
the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and judicial decisions now in effect, all of which are subject to change. The following does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of his particular investment circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws (for example, corporations, life insurance companies, tax-exempt organizations, broker-dealers and others who do not hold their Series B Notes as "capital assets" within the meaning of Section 1221 of the Code, taxpayers subject to the alternative minimum tax and non-U.S. taxpayers) and does not discuss any aspects of state, local or foreign tax laws or any estate or
gift tax considerations.   Investors should consult their own tax advisors
regarding the United States federal, state, local, and foreign income and other tax considerations of owning the Series B Notes.

 ........PAYMENT OF INTEREST ON THE SERIES B NOTES.
A holder of a Series B Note is required to report as income for federal income tax purposes interest earned on the Series B Note in accordance with the holder's method of tax accounting. A holder of a Series B Note using the accrual method of accounting for tax purposes is required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest in income when payments are received
(or made available for receipt) by him. Interest is considered to be 54.17% from U.S. sources which is the extent of the portion of the Series B Notes allocated to Consoltex (USA) Inc. under the Intercompany Agreement and 45.83% from foreign sources which is the extent of the portion of the Series B Notes allocated to the Corporation under such agreement.

 ..........SALE, EXCHANGE OR RETIREMENT OF THE SERIES B NOTES
A holder of a Series B Note generally would have a tax basis in the Series B Note equal to the price paid for the Series B Note or the Series A Note exchanged therefor. A holder of a Series B Note generally will recognize gain or loss on the sale, exchange, redemption or retirement of the Series B Note equal to the difference (if any) between the amount realized from such sale, exchange, redemption or retirement and the holder's basis in the Note. Such gain or loss will generally be long-term capital gain or loss if the Note has been held for more than one year (including any holding period with respect to a Series A Note exchanged therefor) and otherwise will be short-term capital gain or loss (but see discussion of market discount below). Non-corporate taxpayers should consult their own tax advisors as it relates to the calculation of their gains or losses.

 ..........MARKET DISCOUNT
A purchaser of either a Series A Note subsequent  to  its initial issue or a Series B Note, in either case, at a price that is less than the stated redemption price of the Series B Note at maturity will generally be subject to the market discount provisions of sections 1276 through 1278 of the Code. Market discount is generally equal to the excess of the stated redemption price of the Series B Note at maturity over the holder's tax basis in such Note. Market discount will be considered to be zero if such market discount is less than 0.25% of the stated redemption price at maturity of the Series B Note times the number of complete years to maturity (that remain after the holder's acquisition of the Series B
Note).

 .....If a holder realizes a gain upon disposition of a Series  B Note, the lesser of (i) the excess of the amount received on such disposition over the holder's tax basis in the Series B Note or (ii) the portion of the market discount that accrued while the Note was held by such holder (including any holding period with respect to a Series A Note exchanged therefor) and that was not previously included in income generally will be treated as ordinary interest income at the time of disposition. If a holder disposes of a Series B Note in any transaction other than a sale, exchange or involuntary conversion (e.g., as a gift), that holder generally will be treated as having realized an amount equal to the fair market value of the Series B Note and will be required to recognize as ordinary income any gain on disposition to the extent of the accrued market discount. As a result, a holder could be required to recognize ordinary interest income, even though the disposition would not otherwise be taxable. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the holder elects to accrue on the basis of semiannual compounding.

 .....A holder will generally be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such Note until the maturity of the Series B Note or its earlier disposition in a taxable transaction.

 .....A holder may elect to include market discount in income currently as it accrues (on either a ratable or a semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Series B Note and regarding the deferral of interest deductions will not apply.

 .....AMORTIZABLE BOND PREMIUM
If a holder's tax basis in a Series B Note immediately after such holder acquires it exceeds the amount payable at maturity, such holder should consult a tax advisor to determine the availability of an election to deduct the excess as amortizable bond premium pursuant to section 171 of the Code.

BACKUP WITHHOLDING
A holder of a Series B Note may be subject  to backup withholding at the rate of 31% with respect to certain payments of principal, premium, if any, and interest, on the Series B Notes, and to proceeds of the sale or redemption of the Series B Notes, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Series B Note who does not provide the Corporation with his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder's income tax liability.

ITEM 8 -  SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following Selected Consolidated Financial Data for the five years ended December 31, 1999, have been derived from the audited
Consolidated Financial  Statements  of  the  Corporation, for such periods.







                                Consoltex  Inc.  (1)
                 ------------------------------------------------------
                              (in thousands of dollars)




                                Year ended December 31
                --------------------------------------------------------

                     ------------------------------------------------
                     1995        1996     1997      1998       1999
                                 (2)      (3)       (3)        (4)
                     ------------------------------------------------
EARNINGS
STATEMENT
DATA:              (Restated)(Restated)(Restated)(Restated)

Sales                $446,882   $494,352 $509,447 $481,299 $510,343
Cost of sales         352,330   $392,630  398,100  368,244  396,819
Selling and
administrative
expenses               44,130     46,231   50,141   49,296   56,229
Foreign exchange
(gain) loss		         68         40     (509)   3,434    (110)
Depreciation and
amortization            18,895    20,127    19,256   21,077  25,182
                        ------    ------    ------   ------  ------

Earnings from
operations              31,459    35,324    42,459   39,248  32,223
Other income
(expnese)-net           10,733     (910)       --     (255) (4,435)
Financing costs         29,488    32,713    28,004   29,906  32,680
                        ------    ------    ------   ------  ------

Earnings (loss)
before income taxes     12,704     1,701    14,455    9,087  (4,892)
Provision for
income taxes             3,967     2,357    3,625     3,631      241
                         -----     -----    -----     -----    -----

Net earnings (loss)     $8,737    $(656)  $10,830    $5,456  $(5,133)
                       =======   =======  =======   =======  ========

BALANCE SHEET DATA
(AT END OF PERIOD)

Working capital        $37,980   $59,831  $63,576  $60,117  $(1,557)
Total assets           386,304   389,477  397,284  423,084   499,503
Long-term debt         186,401   204,048  198,646  202,026   173,184
Shareholders'
equity          	      52,939    52,037   68,422   74,272    76,987

(1) No cash dividends on the Corporation's outstanding shares were paid during the financial periods shown in this table.

(2) Includes the eight-month results of the Erlanger Blumgart assets acquired by Balson-Hercules on May 1, 1996.

(3) In 1999, the Company retroactively adopted new recommendations for the accounting for income taxes which requires the use of the asset and liability method.

(4)  Includes  the  results  of  the  following  acquisitions -
     Royalton on February 26, 1999, Marino on July 1, 1999 and Atlas on October 1, 1999.

               QUARTERLY CONSOLIDATED FINANCIAL INFORMATION
                         (IN THOUSANDS OF DOLLARS)
                                (UNAUDITED)



                                    Quarter ended
                     ------------------------------------------------

                      March       June      Sept.     Dec.     Year
                      31,         30,       30,       31,      ended
                      1999        1999      1999      1999     Dec.
                                                               31,
                                                               1999
                     ------------------------------------------------


Sales                $114,944  $126,604  $126,232  $142,563  $510,343

Earnings from
operations             $8,909   $9,349     $7,964    $6,001   $32,223

Earnings (loss)
before income
taxes                 $1,652   $1,927    $(3,011)  $(5,460)  $(4,892)

Net earnings (loss)
for the period        $1,134     $268    $(2,793)  $(3,742)  $(5,133)

                              DIVIDENDS

 .....The Corporation  currently  intends  to retain earnings to finance the growth and development of its business and does not intend to pay dividends on its Multiple Voting Shares and Subordinate Voting Shares (collectively,
the "Equity Shares") in the foreseeable future.   Any  future determination
as to the payment of dividends will be at the discretion of the Board of Directors of the Corporation. In addition, the indenture pursuant to which
the   Corporation   issued   the   Series  B  Subordinated  Notes  and  the
Corporation's senior credit facility both contain restrictions limiting the payment of dividends on the Equity Shares.


ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

 .......The  Company reported  a loss of $5.1  million  in  1999 compared to net earnings of $5.5 million in 1998. The decrease in profitability is principally due to a) $4.4 million of shareholder value enhancing costs incurred as part of the process which resulted going private b) 2.5% decrease in sales, excluding the effect of the Royalton, Marino and Atlas acquisitions, resulting from increased import competition on certain product lines, c) the negative impact of intense price competition in the Polypropylene Operations, and d) the increase in both depreciation expense and amortization charges relating to additional goodwill and deferred financing expenses.

 .....The  Company successfully  completed  three  acquisitions  in  1999  -
Royalton on February 26, 1999, a Mexican apparel manufacturer of outerwear and fashion apparel, and Marino and Atlas, effective July 1, 1999 and October 1, 1999, respectively, FIBC bag manufacturers and distributors. These acquisitions are all strategic for the Company's current and future operations. Royalton is a strategic acquisition, in that it provides the Company's U.S. fabric customers an alternative to enabling them to source the garments in North America using the Company's fabrics, rather than sourcing their garments in Asia where it is much more difficult to have the Company's fabrics included as part of the garment construction. The acquisition of Marino and Atlas are strategic as they give the Company a secure market for its fabric sales, as well as catapults the Company to be as the North American industry leader in this market.

 .....The Company continued to suffer in certain  of  its  commodity segment markets in 1999 as a result of severe import competition from both imported fabrics and garments. This resulted in a decrease in sales and operating profits in the Company's Canadian vertical textile facilities. Consoltex is responding to this import challenge by focusing on fabrics which are more import restrained, due to their technical nature and customer service requirements, and by competition against imports through Consoltex's U.S. converting and importing network.

 .....In  1999,  the Company retroactively adopted new recommendations by the Canadian Institute of Chartered Accounts ("CICA") for the accounting for income taxes which requires the use of the asset and liability method. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statements carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is "more likely than none" to be realized.

 .....In   1999,   the   Company   retroactively   adopted  the  CICA's  new
recommendations concerning statements of cash flows.

PERFORMANCE BY SECTOR

 .....The   Company  conducts  its  business  in  two  principal   operating
businesses i) the Polypropylene Operations, which manufactures polypropylene-based fabrics and bags for industrial and agricultural
purposes   and  ii)  the  Textile  Operations,  which  manufactures,
distributes and imports polyester, polyester rayon, voile, nylon and acetate-based fabrics for a wide variety of apparel, industrial, home furnishings and recreational uses.

The following table sets forth certain information summarizing segment results for fiscal years 1999, 1998, and 1997.

                                    (In thousands of dollars)

                                    1999         1998       1997
                                                  (1)        (1)
                                    ---------------------------------

Sales :
  Textile Operations                $317,087    $314,652   $329,950
  Polypropylene Operations           193,256     166,647    179,497
                                    -------------------------------

Total :                              510,343     481,299    509,447
                                    -------------------------------

EBITDA(2):
  Textile Operations                  37,258      42,662     38,255
  Polypropylene Operations            25,678      26,170     30,075
  Corporate                           (5,245)     (5,073)    (7,124)
                                     -------------------------------

Total :                               57,691      63,759     61,206
                                     -------------------------------

  As a percentage of sales             11.3%       13.2%      12.0%

American Industrial Partners -
Management Fee                          (396)         -         -
Foreign exchange gain (loss)              110     (3,434)       509
Depreciation and amortization         (25,182)   (21,077)   (19,256)
Other expense                          (4,435)      (255)       -
Financing costs                       (32,680)   (29,906)   (28,004)
Income tax expense                       (241)    (3,631)    (3,625)
                                      --------------------------------

Net earnings (loss)                   $ (5,133)    $ 5,456   $ 10,830
                                      ================================


1 In 1999, the Company retroactively adopted new recommendations for the accounting for income taxes which requires the use of the asset and liability method. As a result of these new recommendations, prior years' financial statements have been restated.

2 EBITDA is defined as earnings before interest, taxes, depreciation, amortization and foreign exchange (excluding non-recurring items and the American Industrial Partners Management Fee).


RESULTS OF OPERATIONS
COMPARISON OF YEARS 1999 AND 1998
---------------------------------

SALES

 .....Sales for the year 1999  totaled $510.3 million, an increase of
6.0%  compared  to the $481.3 million  reported  in  1998.   Excluding  the
additional sales from the Royalton, Marino and Atlas acquisitions in 1999, sales were 2.5% lower than in 1998.

TEXTILE OPERATIONS SALES

 .....Textile Operations sales increased by 0.8%, from $314.7 million in
1998, to $317.1 million in 1999. This increase is primarily a result of the continued strong growth in demand for high margined curtaining fabrics, the growth in the Seatex and John King nylon converting and importing divisions and the growth in the Industrial division. This growth was partially offset by weaker sales in the Fashion and Apparel Linings divisions, which are being adversely affected by strong import competition from Asian countries selling garments into North America. The increase in imported fabrics and garments from overseas countries have significantly reduced North American manufacturing activity for the apparel markets.


POLYPROPYLENE OPERATIONS SALES

 .....Polypropylene Operations sales increased by 16.0%, from $166.6 million in 1998 to $193.3 million in 1999. This increase is mainly attributable to the Company's decision to buy two of its largest customers. Excluding the effect on sales of the Marino and Atlas acquisitions, third party sales decreased by 4.8%. Sales which were recorded as third party sales in 1998 to Marino and Atlas are now recorded as intercompany sales and are eliminated on consolidation. This accounted for most of the 4.8% net decrease in third party sales in 1999.


EBITDA

 .....EBITDA  totaled  $57.7  million  in 1999 compared to $63.8 million  in
1998. Gross profits margins decreased from 23.5% in 1998 to 22.2% in 1999 due to lower volume in the Fashion division and the one time effect in 1998 of proceeds from an insurance claim relating to an ice-storm in January 1998 and its effect on the Textile Operations Canadian facilities.

 .....Selling  and  administrative  expenses,  as  a  percentage  of  sales, increased to 11.0% in  1999  from  10.3% in 1998 due to the impact of lower
sales  volumes and certain fixed administrative  expenses.   Administrative
expenses include restructuring costs amounting to $2.0 million and severance costs in our Textile Operations in Canada and the closure of a Textile Operations' accounting office in Rhode Island.


TEXTILE OPERATIONS


 .....EBITDA  in  the Textile Operations decreased from $42.7 million in
1998 to $37.3 million  in  1999.   The principal cause for the decrease was
the 30% reduction in Fashion division sales and the resulting effect on lost margins and under-recovery of overhead and the $2 million of restructuring costs incurred. The Balson-Hercules converting/importing EBITDA increased in 1999 as it lowered its sourcing costs as it was importing a greater quantity of fabrics from Asia at lower prices resulting in improved margins.

POLYPROPYLENE OPERATIONS

 .....EBITDA in the Polypropylene Operations decreased from $26.2 million in
1998 to $25.7 million in 1999. This decrease, notwithstanding the partial year benefits of the Marino and Atlas acquisitions, is primarily due to a) the disruption at LINQ of installing an integrated enterprise resource planning hardware and software system, b) severe price competition on both fabrics and small and FIBC bags, and c)resin costs increasing rapidly in the last half of 1999 and the inability of Polypropylene Operations to recover this resin cost increase through increased selling prices.

FOREIGN EXCHANGE GAIN OR LOSS

 .....The foreign exchange gain of $0.1 million  in  1999  resulted  from an exchange gain on net monetary assets in Mexico, partially offset by realized losses on forward exchange contracts. The $3.4 million foreign exchange loss in 1998 includes a $2.1 million loss related to the devaluation of the Mexican peso on net monetary assets of the Company's Mexican subsidiaries. Due to hyperinflationary accounting practices, these losses in Mexico are charged to earnings and not the deferred translation adjustment account. The balance of foreign exchange losses in 1998 include a $0.7 million loss on net monetary assets denominated in U.S. dollars held by integrated subsidiaries and a $0.6 million loss on forward foreign exchange contracts.


FINANCING COSTS

 .....Financing costs in 1999 increased to  $32.7 million from $29.9 million in 1998. Financing costs consist of two components i) interest expense, including factor expense, which increased from $28.2 million in 1998 to $30.3 million in 1999, and ii) amortization of deferred financing costs, which increased from $1.7 million in 1998 to $2.3 million in 1999.

 .....The  increase  in  1999  interest expense is primarily a result of the impact of additional debt due to  three  acquisitions  and  slightly higher
average  interest  rates.   Weighted  average  interest rates on debt  were
9.8% in 1999 versus 9.9% in 1998. Average interest rates on bank debt were 9.1% in 1999 compared to 7.7% in 1998, while the interest rate on the Company's Senior Subordinated Notes is fixed at 11%. Average U.S. dollar debt levels rose to US$190.5 million in 1999 versus US$173.7 million in 1998.

 .....The amortization of deferred financing costs was higher in 1999 as the financing fees related to the new term loans for the 1999 acquisitions and related amendments to the Senior Bank Facility is being amortized over the period until October 31, 2000.


INCOME TAXES

 .....Income  tax  expense in 1999 was $0.2 million compared to $3.6 million in 1998.  The difference  between the effective tax rates for each of these
years  and  the  composite  statutory   rate   in   Canada  -  of  39.8%
for 1999 and 39.8% for 1998 - arises largely from non-deductible amortization of goodwill, non-deductible foreign exchange losses and large corporation and alternative minimum taxes in Canada, the United States and Mexico. The 1998 effective tax rates were also positively affected by the application of tax loss carry forwards against earnings generated in Mexico for which no benefits had previously been recorded.

COMPARISON OF YEARS 1998 AND 1997
---------------------------------

SALES

 .....Sales for the year 1998 totaled $481.3 million,  a  decrease  of  5.5%
compared to the $509.4 million reported in 1997.

TEXTILE OPERATIONS SALES

 .....Textile  Operations  sales  decreased  by 4.6%, from $330.0 million in
1997, to $314.7 million in 1998. This decrease is mainly a result of lower demand for our polyester and polyester blend fabrics due to changing fashion trends and increased import competitions for fabrics and garments in the North American market. Demand for apparel and nylon based outerwear fabrics was also soft resulting from increased Asian import penetration into the U.S. market. This decrease was partially offset by significant growth in the Company's Home Furnishings curtaining fabrics through increased export sales from Canada to the United States as well as increased sales of industrial textiles, particularly military fabrics used to produce garments for the Canadian Armed Forces.


POLYPROPYLENE OPERATIONS SALES

 .....Polypropylene Operations sales  decreased by 7.1%, from $179.5 million in 1997 to $166.6 million in 1998. This decrease is mainly attributable to the Company's decision to reduce sales of primary carpet backing fabrics due to the low margins earned on these products and the need for significant associated capital expenditures. Sales in Polypropylene Operations were also affected by dry weather conditions in the southern United States and Mexico, which lowered the demand for cotton bale wrap as well as agricultural and fertilizer bags. Sales in Mexico increased by 4.7% while the Mexican operations' bag conversion facilities increased their export sales by 58% over 1997. U.S. dollar denominated sales from Mexico increased from 36% of Rafytek sales in 1997 to 47% in 1998.


EBITDA

 .....EBITDA totaled $63.8 million in 1998  compared  to  $61.2  million  in
1997.   Despite  the  decrease  in  sales, gross profits increased as gross margins grew from 21.9% in 1997 to 23.5% in 1998 due to the Company's focus on eliminating low margin sales and increasing higher margin sales through increased new product development and the benefit of an insurance claim included in cost of goods sold.

 .....Selling  and  administrative  expenses,  as  a  percentage  of  sales, increased  to  10.3%  in  1998 from 9.8% in 1997 due to the impact of lower
sales  volumes on certain fixed  administrative  expenses.   Administrative
expenses include restructuring costs amounting to $1.0 million, offset by the gain of $0.7 million on the sale of land adjacent to our Costa Rican plant.

TEXTILE OPERATIONS

 .....EBITDA in the Textile Operations  increased  from $38.3 million in
1997 to $42.7 million in 1998. The Textile Operations successfully developed and sold new higher margin fabrics, particularly curtaining fabrics for home furnishings markets and industrial fabrics. Increased sourcing of lower price yarn and fabrics from Asia, reduced sourcing prices from U.S. mills and finishing plants for the Company's U.S. based converting business and improved product mix towards home furnishings fabric sales (which have a higher profit margin than the fashion and nylon apparel fabrics) all helped to increase operating profits. The Textile Operations also benefited from the impact of a weaker Canadian dollar vis-a-vis the U.S. dollar on export sales from Canada to the United States.

POLYPROPYLENE OPERATIONS

 .....EBITDA in the Polypropylene Operations decreased from $30.1 million in
1997 to $26.2 million in 1998. This decrease was primarily due to the decision to reduce participation in the primary carpet backing market.
The number of square yards of fabric produced by the U.S. manufacturing plant was approximately 23% lower in 1998 versus 1997, resulting in higher fixed costs per unit. The impact of lower primary carpet backing sales was in part offset by higher sales of non-woven geotextile fabrics and sales of bulk bags by Rafytek, both of which resulted in an increase in average gross margins for the Polypropylene Operations.


FOREIGN EXCHANGE LOSS

 .....The $3.4 million exchange loss in 1998 includes  a  $2.1  million loss related to the devaluation of the Mexican peso on net monetary assets of our the Company's Mexican subsidiaries. Due to hyperinflationary accounting practices, these losses in Mexico are charged to earnings and not the deferred translation adjustment account. The balance of these foreign exchange losses include a $0.7 million loss on net monetary assets denominated in U.S. dollars held by integrated subsidiaries and a $0.6 million loss on forward foreign exchange contracts. The $0.5 million gain on foreign exchange in 1997 relates primarily to a gain on net monetary assets in Mexico.

FINANCING COSTS

 .....Financing  costs in 1998 increased to $29.9 million from $28.0 million in 1997. Financing costs consist of two components i) interest expense, including factor expense, which increased from $25.1 million in 1997 to $28.2 million in 1998, and ii) amortization of deferred financing costs, which decreased from $2.9 million in 1997 to $1.7 million in 1998.

 .....The increase  in  interest expense is primarily a result of the impact of the significantly weaker Canadian dollar on the predominately U.S. dollar denominated debt of the Company. Also, in 1997 interest expense was reduced by interest revenue of $1.6 million arising from an Investment
Tax Credit ("ITC") refund. Weighted average interest rates on debt, excluding the ITC interest refund in 1997, were 9.9% in 1998 versus 10.1%
in 1997. Average interest rates on bank debt dropped from 7.9% in 1997 to 7.7% in 1998, while the interest rate on the Company's Senior Subordinated Notes are fixed at 11%. Average U.S. dollar debt levels rose slightly to US$173.7 million in 1998 versus US$171.5 million in 1997.

 .....The amortization of deferred financing costs was lower in  1998 as the financing fees related to the revolving bank facility were fully amortized in 1997.


INCOME TAXES

 .....Income tax expense in 1998 was $3.6 million, the same as in 1997.  The difference between the effective tax rates for each of these years and the composite statutory rate in Canada - of 39.8% for 1998 and 39.6% for 1997 - arises largely from: non-deductible amortization of goodwill, non-deductible foreign exchange losses and alternative minimum taxes in Canada, the United States and Mexico. The 1998 and 1997 effective tax rates were also positively affected by the application of tax loss carry forwards against earnings generated in Mexico for which no benefits had previously been recorded.


LIQUIDITY AND CAPITAL RESOURCES


 .....The  Company's  total  outstanding  debt at year-end 1999 was
$304.4 million compared to $251.4 million in 1998 and $231.7 million in 1997. The ratio of debt to total capital (comprised of debt plus shareholders' equity), including the deferred translation adjustment ("DTA" ), was 80% in 1999 compared to 77% in 1998 and 1997. The Company's debt to total capital ratio changed in 1999 as the Company completed three acquisitions, all financed with debt.

 .....Operating  lines of credit available from the Company's Senior
Bank Facility totaled $83.0 million on December 31, 1999, of which $27.4 million remained unused.

 .....The  Company's  cash  requirements  consist   principally  of  working
capital, payments of principal and interest on its outstanding indebtedness
and  capital  expenditures.   The  Company  believes that  cash  flow  from
operating activities, cash on hand, and periodic borrowings from existing credit lines will be adequate to meet its operating cash requirements and current maturities of debt for the foreseeable future. As the Company is considered highly leveraged its ability to seek additional lines of credit may be hampered.

 .....The  Company's overall cash needs in 1999 were provided  primarily  by its cash flow from operations. Acquisitions were principally funded with new term debt. Net cash flows from (used in) operating activities amounted to ($6.3) million in 1999, $18.1 million in 1998 and $29.8 million in 1997. The Company is currently negotiating with its senior lenders to extend the maturity of its Senior Bank Facility which currently matures on October 31, 2000. These discussions are ongoing and are expected to be completed in the next few months.


CAPITAL EXPENDITURES


 .....As part of its focus on improving operational  efficiency, the Company made substantial investments in capital expenditures, aggregating $57.3 million over the last three years. During 1999, additions to fixed assets
totaled $15.8 million compared  to  $21.2  million  in  1998.   In 1999,
capital expenditures in the Polypropylene Operations amounted to $9.4 million principally to increase extrusion capacity and modernize computer systems. Expenditures in the Textile Operations amounted to $6.4 million to expand curtaining fabrics production capacity and improve quality
control systems.   Disposals  of  fixed  assets in 1998 include the sale of
land adjacent to the Rafytica plant in Costa Rica for $1.3 million, resulting in a gain of $0.7 million.

FINANCING ACTIVITIES


 .....In March 1996, the Company entered into a US$85 million Senior Bank
Facility providing it with a US$35 million term facility and a US$50 million revolving credit facility. This facility increased the Company's available lines of credit, reduced withholding taxes and provided for lower annual interest cost. The proceeds of the facility were used to repay all existing debt, excluding the Senior Subordinated Notes.

 .....In  1999,  the Company  negotiated an amended and restated Senior Bank
Facility providing it with a US$57.5 million revolving credit facility and term loans which totaled US$55 million. The principal reason for the amended and restated Senior Bank Facility was to finance the three acquisitions completed during 1999.

 .....At December 31, 1999,  the outstanding balance on the senior bank term loan was US$55 million. Term loan repayments during 1999 amounted to US$7.0 million.


RISKS AND UNCERTAINTIES

NORTH AMERICAN TEXTILE INDUSTRY

 .....The  North  American  textile  industry  is  sensitive  to  changes in economic  conditions,  competition  from  imports  and  changes in consumer
preferences.   The industry is also subject to various North  American  and international regulatory agreements. Under the Uruguay Round of the World Trade Organization, many of the advantages currently available to the Company as a result of the North American Free Trade Agreement will decline over the ten-year period begun in 1995, which could eventually result in additional competition in the North American market. In addition, the CBI/SS may have a negative effect on sales of fabrics from the Textile Operation's Canadian operations to the United States. Reference is made to "Item 1 - Description of Business - Regulatory Environment" of this Form 20-F.

RAW MATERIAL COSTS

 .....Consoltex's  Polypropylene  Operations  are  affected  by the price of polypropylene resin which fluctuates based on international supply and demand for this product. To the extent that the market does not allow the Company to pass on price increases to its customers, the gross profits of the Company can be negatively affected.


INTEREST RATES AND EXCHANGE RATES

 .....The Company had a portion of its bank borrowings at floating  interest rates on December 31, 1999, and is exposed to changes in interest rates in Canada and the United States. The Company has contracted to hedge against the interest exposure on US$5 million of its floating rate indebtedness, which totaled US$90.3 million as at December 31, 1999.

 .....The Company is also exposed  to  fluctuations in the value of the U.S.
dollar in relation to the Canadian dollar, as the Canadian operations record over 50% of their revenues in U.S. dollars. All of the Company's debt on December 31, 1999 was denominated in U.S. dollars. The Company has a partial hedge for its U.S. dollar denominated sales from Canada to the United States as the Canadian operations purchase a significant portion of their raw materials and capital expenditures in U.S. dollars, and payments of interest and principal on bank borrowings are also in U.S. dollars. In order to mitigate the foreign exchange risk associated with the future sale of excess U.S. dollar cash flows generated by the Canadian operations, the Company from time to time, contracts to sell US dollars and to receive payment in Canadian dollars in future periods, by entering into forward foreign exchange contracts. At December 31, 1999, US$7 million of such contracts remain outstanding.

 .....To alleviate the exchange rate effect  of U.S. dollar denominated debt on the balance sheet, the Company has designated a portion of the Senior Subordinated Notes as a hedge to the net investment in its self-sustaining U.S. operations.

 .....The Company  is  also  exposed  to the fluctuation in the value of the
Mexican peso as it has significant peso denominated net monetary assets. Currently, U.S. dollar denominated sales from Rafytek are approximately equal to its U.S. dollar denominated costs, being primarily polypropylene resin and spare parts for equipment.

 .....Between January 1, 1997 and December 31, 1998, Mexico was considered a
"hyperinflationary"   economy  for  foreign exchange translation  purposes.
This decision, by the Securities and Exchange Commission in the United States, was reached primarily because the Country's cumulative inflation rate was in excess of 100% over a three-year period. As a result, in 1997
and  1998,  on  consolidation,   instead  of  valuing  Rafytek  assets  and
liabilities at the current peso exchange rate and charging the change in value to the DTA account in Shareholders' Equity, the gain or loss on translation of peso denominated monetary assets or liabilities is
charged to the income  statement.   Non-monetary  assets, such as fixed
assets, are pegged at the historical exchange rate of December 31, 1996, and the DTA is locked-in at the amounts recorded at December 31, 1996. Since January 1, 1999, the Mexican economy is no longer considered hyperinflationary and therefore all future foreign exchange fluctuations on peso denominated net assets will be reflected in the DTA account.

YEAR 2000 ISSUE

 .....The  Company  has  prepared its  information  systems  and  production equipment to deal with the issues related to the year 2000(the "Y2K Issue"). This was necessary because certain computer programs or microprocessors use two digits rather than four to define the applicable year. Left uncorrected, this could have generated erroneous data or caused systems to fail in 2000 because the year may not have been properly recognized as "2000", but rather recognized as some other year such as "1900".

 .....During  1998  and  1999,  the  Company  undertook efforts to implement its Year 2000 Compliance Plan throughout the organization. This included modifying or replacing computer software, hardware and embedded systems in shop floor equipment. Planned application and equipment updating was completed. When appropriate, the Company's integrated applications, process control software and embedded systems were represented to be compliant by their respective vendors.

 .....As  of  December 1999, the  Company  had  spent  approximately $2.5 million on the project since its inception of which $1.5 million was capitalized as software development and $1.0 million as expense. The total cost for addressing the Y2K Issue is estimated at approximately $5 million.

 .....To  date, no significant issues have arisen  from  the Y2K Issue.
In a related matter, however, the implementation of the integrated Enterprise Resource Planning System at LINQ in 1999 took longer to implement, was more costly than expected and resulted in some loss of business during the implementation stage.

FORWARD LOOKING STATEMENTS

 .....The discussion of the Company's business and operations in this report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon management's good faith assumptions relating to the financial, market, operating, and other relevant environments that will exist and affect the Company's business and operations in the future. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control. All forward-looking statements involve risks and uncertainties, including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the Securities and Exchange Commission.

ITEM 10 -  DIRECTORS AND OFFICERS OF REGISTRANT


 .....The names,  municipalities  of  residence and principal occupations of the directors of the Corporation as of the date hereof and the period during which each director has served as such are as follows:

DIRECTORS

NAME AND                 PRINCIPAL OCCUPATION            DIRECTOR
MUNICIPALITY                                             SINCE
OF RESIDENCE

Richard H. Willett       Chairman of the Board,             1991
Philipsburg, Montana     President and Chief
				 Executive Officer of the
				 Corporation

Kim A. Marvin            Principal, American Industrial     2000
Denton, Maryland         Partners

Steven D. Tarino         Associate, American Industrial     2000
San Francisco            Partners
California

Kenneth J. Diekroeger    Principal, American Industrial     2000
San Francisco            Partners
California

Theodore C. Rogers       Partner, American Industrial       2000
New York, New York       Partners



 .....Each director was elected or appointed by the Shareholders on February
2, 2000 to serve until the next annual meeting or until their successors are duly elected or appointed unless he shall resign his office or his
office  shall  become  vacant  by  death,  removal  or  other  cause.   The
Corporation does not have an executive committee. The Corporation has an Audit Committee whose members are Messrs. Kim A. Marvin, Theodore C. Rogers and Richard H. Willett. The Corporation also has a Management Resources and Compensation Committee whose members are Messrs. Kim A. Marvin, Theodore C. Rogers and Richard H. Willett.

OFFICERS

 .....The  following  table  sets forth information concerning the executive officers of the Corporation or others who perform policy-making functions for the registrant.

NAME                    MUNICIPALITY       OFFICE AND
                        OF RESIDENCE       PRINCIPAL
                                           OCCUPATION

Richard H. Willett      Philipsburg,       Chairman of the Board,
                        Montana            President, and Chief
                                           Executive Officer

Paul J. Bamatter        New Canaan,        Vice-President Finance
			      Connecticut	       and Chief Financial
							 Officer

Christopher L.          New Canaan,        President and Chief
Schaller                Connecticut        Executive Officer
							 of Textile Operations

Jay R. Tavormina        North Charleston,   President and Chief
		            South Carolina      Executive Officer
                                            of Polypropylene
                                            Operations

Alex Di Palma           Pointe-Claire,      Vice-President, Taxation
                        Quebec

C. Suzanne Crawford     Westmount,          Vice-President, Legal
                        Quebec              Affairs and Corporate
                                            Secretary

Antoinette Lapolla      Laval, Quebec       Vice-President, Treasurer



ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

 .....The aggregate amount of compensation  paid  by the Corporation and its subsidiaries to their officers and directors in 1999 was approximately US$9,322,000. The aggregate amount set aside or accrued by the Corporation and its subsidiaries in 1999 to provide pension, retirement or similar benefits for directors and officers was approximately US$923,400.

STOCK OPTION PLAN

 .....The  Corporation  had  a  Stock  Option Plan (the "Option Plan") under
which  options  were  granted  to  key  employees   and  Directors  of  the
Corporation and its subsidiaries to purchase Subordinate Voting Shares of the Corporation. The Option Plan was designed to motivate and encourage the retention of high performance executive officers and Directors. The selection of participants and the number of Subordinate Voting Shares granted to a participant were based on the participant's degree of responsibility and was determined at the discretion of the Board of Directors of the Corporation upon the recommendation of the Management Resources and Compensation Committee of the Board.

 .....On September  21,  1999,  the  Board  of  Directors  had  approved  an amendment to options issued under the Option Plan to accelerate the vesting of all unvested stock options for the purpose of allowing the holders thereof to tender the Subordinate Voting Shares issued upon the exercise of such options to the offer made by AIP resulting in the AIP Acquisition. The Board of Directors had also approved the amendment of options issued under the Option Plan to provide for the termination of any unexercised stock options remaining after AIP took up and paid for the Subordinate Voting Shares under the Offer. On October 20, 1999 the Option Plan was discontinued as all the options were either exercised or terminated when AIP took up and paid for the Subordinate Voting Shares under the Offer.

PENSION BENEFITS

 .....Consoltex  maintains  a  Canadian   Pension  Plan  for  its  executive
employees (the "Canadian Pension Plan") which is a registered non-contributory defined benefit plan.

 .....Consoltex maintains Supplemental Executive  Retirement Plans in Canada and in the United States (the "Canadian SERP" and the "US SERP") for a select group of senior officers to ensure proper retirement income. The pension benefits payable under the plans are integrated with the benefits payable under the Canadian Pension Plan or the US Pension Plan, as applicable.

 .....Under the US SERP, a participant will received a benefit, inclusive of the part of the US Pension Plan to which the employer contributes, if applicable, equal to 2% of the annual average salary in the last two
complete  calendar  years'   prior  to  the  event  (retirement,  death  or
termination) for each year of complete years of service, to a maximum of 30 years. Salary is defined as base salary plus bonus under the Corporation's Annual Incentive Plan.

 .....Most of the Corporation's  direct  and  indirect  subsidiaries  in the
United States maintain a 401(k) Plan for its employees, including executive
officers  (collectively,  the  "US  Pension  Plan").   These are registered
contributory defined contribution plans.

 .....In 1997, the Board of Directors, acting upon the recommendation of the
Management Resources and Compensation Committee, approved the creation of a Share Purchase Loan Program (the "Program") to encourage greater long-term share ownership by Directors and selected executives of the Corporation and of its subsidiaries. Under the Program, the Corporation offered full recourse interest bearing loans to outside Directors and to selected employees as designated by the Management Resources and Compensation Committee. On October 20, 1999 the Program was discontinued as all of the shares held pursuant to the Program were tendered to the Offer and the loans were repaid.


MANAGEMENT INCENTIVE PLANS

 .....All  executive  officers  of the Company participate in the Management
Incentive Plan. The purpose of the Plan is to tie each participating manager's compensation to the financial performance of the Operations of the Company the manager works for. Each eligible management position has a target bonus based on level of responsibility. Annual financial performance is determined on the basis of a combination of profits and return on net assets achieved, as compared to objectives.

 .....In  the  course of considering  strategic  alternatives  available  to
Consoltex culminating in the AIP Acquisition, the Board of Directors created a management incentive plan known as the "Shareholder Value Enhancement Program" which entitled certain senior officers of Consoltex to a cash payments of either $180,000 or $90,000 if all of the Subordinate
Voting Shares were sold  by  December  31,  1999.   The  payments were made
pursuant  to  the  Shareholder  Value  Enhancement  Program after  the  AIP
Acquisition.


DIRECTORS
 ..
 .....The  two  former  Vice-Chairman  of  the  Corporation   were   paid  a
predetermined   fee   totalling   $68,500  representing  six  months  total
compensation earned for 1998 pursuant to an agreement that such payment would be made if they ceased to be directors as a result of the AIP Acquisition.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

 ..........None


ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

 ..........Not applicable


                                  PART II


ITEM 14 -  DESCRIPTION OF SECURITIES TO BE REGISTERED

 ...........Not applicable


                                 PART III


ITEM 15 -   DEFAULTS UPON SENIOR SECURITIES

 ............None


ITEM 16 - CHANGES IN SECURITIES AND  CHANGES  IN  SECURITY  FOR  REGISTERED
          SECURITIES

 ..........None

                                  PART IV


ITEM 17 - FINANCIAL STATEMENTS

 .........The Consolidated Financial Statements filed as part of this Form
20-F are contained on pages [ ] through [ ].


ITEM 18 - FINANCIAL STATEMENTS

 ..........Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

 .....(a)  Financial Statements:

 ............Consoltex Group Inc., Audited Consolidated Financial Statements
 ............Auditors' Report
 ............Consolidated Balance Sheet
 ............Consolidated Statements of Earnings and Retained Earnings
 ............Consolidated Statements of Cash Flows
 ............Notes to Consolidated Financial Statements

 .....(b) Exhibits:

 ..........1.1. Articles of Continuance of Consoltex Inc. dated December 16,
               1999

 ..........1.2. By-laws of Consoltex Inc. dated February 7, 2000

 ..........1.3. Certificate of Change of Name of Consoltex Inc. dated
               January 3, 2000

 ..........1.4. North American Credit Facilities for Consoltex Group Inc.
               -Amended and Restated Credit Agreement dated October 25, 1999

 ..........1.5. North American Credit Facilities for Consoltex Group Inc.
               - Amendment No. 1 to the Amended and Restated CreditAgreement dated January 3, 2000

 ..........1.6..North American Credit Facilities for Consoltex Group Inc. -
               Amendment No. 2 to the Amended and Restated Credit Agreement
		   dated May 12, 2000

 ..........2.1..Offer Agreement between AIP and the Corporation dated
               September 9, 1999

 ..........2.2. Stockholders Agreement between AIP, the Corporation,
               LGBV, LGL and Trust dated September 9, 1999

 ..........2.3. Management Services Agreement between AIP and Consoltex
               (USA) Inc. dated October 20, 1999

 ..........2.4  Royalton Mexicana, S.A. de C.V. Stock Purchase Agreement
               dated February 26, 1999

 ..........2.5..Marino Technologies, Inc. Stock Purchase Agreement dated
               August 2, 1999

 ..........2.6..Atlas Bag Asset Purchase Agreement dated November 19, 1999



 ........All  other  Schedules  have been omitted because of the absence  of discussions requiring them, or the required information is included in the Consolidated Financial Statements or Notes thereto.

SIGNATURES

 ...Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements of filing on Form 20-F and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


 .................................CONSOLTEX GROUP INC.


 ..................................Per:  /s/ C. Suzanne Crawford
 ........................................--------------------------
 ........................................C. Suzanne Crawford
 ........................................Vice-President, Legal Affairs
 ........................................and Corporate Secretary


Dated:  June 29, 2000